Exhibit 99.1

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

This management’s discussion and analysis (“MD&A”), prepared as of November 4, 2025, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at September 30, 2025 and for the three and nine months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2025 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” included with this MD&A and to consult Kinross Gold Corporation’s annual audited consolidated financial statements for the year ended December 31, 2024 and corresponding notes therein which are available on the Company’s web site at www.kinross.com and on www.sedarplus.ca. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine months ended September 30, 2025, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" on page 29 and in the “Cautionary Statement on Forward-Looking Information” on pages 37 – 38 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

This MD&A references attributable average realized gold price per ounce, attributable production cost of sales per equivalent ounce sold, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis, adjusted net earnings, adjusted net earnings per share, attributable adjusted operating cash flow, attributable capital expenditures, and attributable free cash flow, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company’s revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar relative to the U.S. dollar, may have an impact on the Company’s operating costs and capital expenditures.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Consolidated Financial and Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2025	2024	Change	% Change(g)	2025	2024	Change	% Change(g)
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	520,301	593,699	(73,398)	(12)%	1,580,239	1,656,436	(76,197)	(5)%
Sold	520,733	578,323	(57,590)	(10)%	1,571,045	1,621,483	(50,438)	(3)%
Attributable gold equivalent ounces(b)
Produced	503,862	564,106	(60,244)	(11)%	1,528,524	1,626,843	(98,319)	(6)%
Sold	504,111	550,548	(46,437)	(8)%	1,518,975	1,593,708	(74,733)	(5)%
Gold ounces - sold	511,564	569,506	(57,942)	(10)%	1,547,223	1,578,232	(31,009)	(2)%
Silver ounces - sold (000's)	804	741	63	9%	2,171	3,676	(1,505)	(41)%

Earnings(a)
Metal sales	$1,802.1	$1,432.0	$370.1	26%	$5,028.1	$3,733.0	$1,295.1	35%
Production cost of sales	$598.6	$564.3	$34.3	6%	$1,713.7	$1,613.3	$100.4	6%
Depreciation, depletion and amortization	$285.4	$296.2	$(10.8)	(4)%	$836.7	$862.7	$(26.0)	(3)%
Impairment reversal	$-	$(74.1)	$74.1	nm	$-	$(74.1)	$74.1	nm
Operating earnings	$810.1	$547.7	$262.4	48%	$2,155.3	$1,039.2	$1,116.1	107%
Net earnings attributable to common shareholders	$584.9	$355.3	$229.6	65%	$1,483.6	$673.2	$810.4	120%
Net earnings per share attributable to common shareholders (basic and diluted)	$0.48	$0.29	$0.19	66%	$1.21	$0.55	$0.66	120%
Adjusted net earnings(c)	$529.6	$298.7	$230.9	77%	$1,434.6	$598.3	$836.3	140%
Adjusted net earnings per share(c)	$0.44	$0.24	$0.20	83%	$1.17	$0.49	$0.68	139%

Cash Flow(a)
Net cash flow provided from operating activities	$1,024.1	$733.5	$290.6	40%	$2,613.6	$1,711.9	$901.7	53%
Attributable adjusted operating cash flow(c)	$845.2	$625.0	$220.2	35%	$2,365.3	$1,529.0	$836.3	55%
Capital expenditures(d)	$312.2	$278.7	$33.5	12%	$826.0	$794.8	$31.2	4%
Attributable capital expenditures(c)	$307.6	$275.5	$32.1	12%	$813.5	$772.1	$41.4	5%
Attributable free cash flow(c)	$686.7	$414.6	$272.1	66%	$1,704.1	$905.8	$798.3	88%

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$3,460	$2,477	$983	40%	$3,200	$2,304	$896	39%
Attributable average realized gold price per ounce(c)	$3,458	$2,479	$979	39%	$3,199	$2,301	$898	39%
Production cost of sales per equivalent ounce sold(b)(f)	$1,150	$976	$174	18%	$1,091	$995	$96	10%
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,145	$980	$165	17%	$1,086	$997	$89	9%
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,102	$956	$146	15%	$1,052	$962	$90	9%
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,622	$1,350	$272	20%	$1,490	$1,349	$141	10%
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,588	$1,332	$256	19%	$1,462	$1,324	$138	10%
Attributable all-in cost per equivalent ounce sold(b)(c)	$2,016	$1,689	$327	19%	$1,877	$1,697	$180	11%
Attributable all-in cost per ounce sold on a by-product basis(c)	$1,989	$1,677	$312	19%	$1,855	$1,682	$173	10%

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(g)	“nm” means not meaningful.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Consolidated Financial Performance

Third quarter of 2025 vs. Third quarter of 2024

In the third quarter of 2025, Kinross produced 520,301 total gold equivalent ounces or 503,862 gold equivalent ounces on an attributable basis, a decrease of 12% and 11%, respectively, from the third quarter of 2024. The decrease was due to lower production from Tasiast and Fort Knox, as planned.

Metal sales in the third quarter of 2025 increased by 26% to $1,802.1 million compared to the third quarter of 2024, due to a 40% increase in the average realized gold price to $3,460 per ounce, offset by a decrease in ounces sold. Total gold equivalent ounces sold in the third quarter of 2025 decreased by 10% to 520,733 ounces compared to the third quarter of 2024, due to the decrease in production, as noted above.

Production cost of sales in the third quarter of 2025 were $598.6 million, and $1,150 per equivalent ounce sold, an increase of 6% and 18%, respectively, compared to the same period in 2024. The increase in costs was mainly due to production and sales mix, including lower production from higher-grade, higher-recovery ore feed from Manh Choh at Fort Knox and lower planned production from the lowest-cost Tasiast operation. Production cost of sales and production cost of sales per ounce were further impacted by higher royalty costs in 2025 as a result of the higher average realized gold price.

In the third quarter of 2025, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 20% and 19%, respectively, compared to the third quarter of 2024. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in the third quarter of 2025 were 19% higher compared to the third quarter of 2024. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold.

Depreciation, depletion and amortization decreased by 4% in the third quarter of 2025 compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base at Fort Knox.

The Company recorded income tax expense of $232.3 million in the third quarter of 2025, an increase of $98.1 million compared to the same period in 2024 primarily due to a $316.9 million increase in earnings before tax. Kinross’ combined federal and provincial statutory tax rate for the third quarters of both 2025 and 2024 was 26.5%.

Net earnings attributable to common shareholders in the third quarter of 2025 were $584.9 million, or $0.48 per share, compared to $355.3 million, or $0.29 per share, in the third quarter of 2024. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 26% while production cost of sales increased by only 6% as well as a net gain of $63.0 million on the sale of the Company’s Asante Gold Corporation (“Asante”) holdings in relation to the 2022 sale of the Chirano mine. This increase was partially offset by the increase in income tax expense and an impairment reversal in the third quarter of 2024.

Adjusted net earnings in the third quarter of 2025 were $529.6 million, or $0.44 per share, compared to $298.7 million, or $0.24 per share, in the third quarter of 2024. The increase was primarily due to the increase in margins, partially offset by the increase in income tax expense.

Net cash flow provided from operating activities increased to $1,024.1 million in the third quarter of 2025 from $733.5 million in the same period in 2024, primarily due to the increase in margins and changes in working capital, partially offset by income taxes paid.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $845.2 million in the third quarter of 2025 from $625.0 million in the same period in 2024, primarily due to the increase in margins, partially offset by an increase in current income tax expense.

Capital expenditures increased to $312.2 million in the third quarter of 2025 from $278.7 million in the same period in 2024, primarily as a result of the ramp-up of development activities at Bald Mountain Redbird Phase 1, Great Bear and the Fennec satellite pit at Tasiast, partially offset by lower spending on capital development due to planned mine sequencing at Fort Knox and Manh Choh.

Attributable free cash flow increased to $686.7 million in the third quarter of 2025 from $414.6 million in the same period in 2024, primarily due to the increase in net cash flow provided from operating activities, partially offset by the increase in capital expenditures, as noted above.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Total cash and cash equivalents increased by $585.2 million in the third quarter of 2025 to $1.7 billion. The increase in the third quarter of 2025 was driven by free cash flows and proceeds of $136.2 million from monetizing the consideration related to the 2022 sale of the Chirano mine, partially offset by $165.1 million in share repurchases under the Company’s normal course issuer bid (“NCIB”). Total cash and cash equivalents decreased by $7.2 million in the same period in 2024, driven by $350.0 million in repayments on the term loan and $50.1 million in interest paid, partially offset by free cash flows.

First nine months of 2025 vs. First nine months of 2024

In the first nine months of 2025, Kinross produced 1,580,239 total gold equivalent ounces or 1,528,524 gold equivalent ounces on an attributable basis, a decrease of 5% and 6%, respectively, from the first nine months of 2024. Higher production from Fort Knox, with the commencement of higher-grade, higher-recovery ore feed from Manh Choh in the second half of 2024, and higher production from Paracatu, was offset by lower planned production from Tasiast, Round Mountain and La Coipa.

Metal sales in the first nine months of 2025 increased by 35% to $5,028.1 million compared to the first nine months of 2024, due to a 39% increase in the average realized gold price to $3,200 per ounce. Total gold equivalent ounces sold in the first nine months of 2025 decreased by 3% to 1,571,045 ounces compared to the first nine months of 2024, due to the decrease in production, as noted above.

Production cost of sales in the first nine months of 2025 were $1,713.7 million, and $1,091 per equivalent ounce sold, an increase of 6% and 10%, respectively, compared to the same period in 2024. The increase in costs was mainly due to production and sales mix, including lower planned production from the lowest-cost Tasiast operation and higher production at Fort Knox, partially offset by lower production from Round Mountain. Production cost of sales and production cost of sales per ounce were further impacted by higher royalty costs in 2025 as a result of the higher average realized gold price, partially offset by more favourable foreign exchange rates in Brazil.

In the first nine months of 2025, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 10% compared to the first nine months of 2024. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in the first nine months of 2025 were also 11% and 10% higher, respectively, compared to the first nine months of 2024. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold.

Depreciation, depletion and amortization of $836.7 million in the first nine months of 2025 was comparable to the same period in 2024.

The Company recorded income tax expense of $540.0 million in the first nine months of 2025, an increase of $258.9 million compared to the same period in 2024 primarily due to a $1,110.2 million increase in earnings before tax. Kinross’ combined federal and provincial statutory tax rate for the first nine months of both 2025 and 2024 was 26.5%.

Net earnings attributable to common shareholders in the first nine months of 2025 were $1,483.6 million, or $1.21 per share, compared to $673.2 million, or $0.55 per share, in the first nine months of 2024. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 35% while production cost of sales increased by only 6% as well as a net gain of $63.0 million on the sale of the Company’s Asante holdings in relation to the 2022 sale of the Chirano mine. This increase was partially offset by the increase in income tax expense and an impairment reversal in the third quarter of 2024.

Adjusted net earnings in the first nine months of 2025 were $1,434.6 million, or $1.17 per share, compared to $598.3 million, or $0.49 per share, in the first nine months of 2024. The increase was primarily due to the increase in margins, partially offset by the increase in income tax expense.

Net cash flow provided from operating activities increased to $2,613.6 million in the first nine months of 2025 from $1,711.9 million in the same period in 2024, primarily due to the increase in margins and changes in working capital, partially offset by income taxes paid.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $2,365.3 million in the first nine months of 2025 from $1,529.0 million in the same period in 2024, primarily due to the increase in margins, partially offset by an increase in current income tax expense.

Capital expenditures increased to $826.0 million in the first nine months of 2025 from $794.8 million in the same period in 2024. The ramp-up of development activities at Bald Mountain Redbird Phase I, Great Bear and La Coipa Phase 7 were partially offset by lower spending on capital development due to planned mine sequencing at Fort Knox and Manh Choh as well as the completion of construction at Bald Mountain Saga 6 and Manh Choh in 2024.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Attributable free cash flow increased to $1,704.1 million in the first nine months of 2025 from $905.8 million in the same period in 2024, primarily due to the increase in net cash flow provided from operating activities.

Total cash and cash equivalents increased by $1,110.2 million in the first nine months of 2025 to $1.7 billion. The increase in the first nine months of 2025 was driven by free cash flows and proceeds of $136.2 million from monetizing the consideration related to the 2022 sale of the Chirano mine, partially offset by $200.0 million in repayments on the term loan and $335.2 million in share repurchases under the Company’s NCIB. Total cash and cash equivalents increased by $120.4 million in the same period in 2024, driven by free cash flows and partially offset by $550.0 million in repayments on the term loan, $120.5 million in interest paid and $110.6 million in dividends paid to common shareholders.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2024 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2024, which is available on the Company’s website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2024 annual MD&A.

Price of Gold

The price of gold is the single largest factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the third quarter of 2025, the average market price of gold was $3,457 per ounce, with gold trading between $3,299 and $3,827 per ounce based on the LBMA Gold Price PM benchmark. This compares to an average market price of $2,474 per ounce during the third quarter of 2024, with gold trading between $2,329 and $2,664 per ounce. During the third quarter of 2025, Kinross realized an average price of $3,460 per ounce, compared to $2,477 per ounce for the same period in 2024. Major influences on the gold price during the third quarter of 2025 included elevated geopolitical risks, economic policy uncertainty, ongoing tariff and trade issues and U.S. dollar weakness.

For the first nine months of 2025, the market price of gold averaged $3,201 per ounce compared to $2,296 per ounce in the same period of 2024 based on the LBMA Gold Price PM benchmark. Kinross realized an average price of $3,200 per ounce in the first nine months of 2025 compared to $2,304 per ounce in the first nine months of 2024.

Cost Sensitivity

The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices have a significant impact on operations.

The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, fuel prices in the third quarter of 2025 were lower compared to the same period in 2024. Kinross manages its exposure to fuel costs by entering into hedge positions from time to time – refer to Section 6 – Liquidity and Capital Resources for details.

During the first nine months of 2025, the United States government announced changes in trade policy including increased tariffs on imports and potential termination or renegotiation of existing trade agreements. The announced changes include increased tariffs on steel and aluminum imports. The Company is monitoring its exposure to the evolving tariffs and the potential impacts on the Company’s supply chain and costs.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three and nine months ended September 30, 2025, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Brazilian real and Chilean peso and was in line relative to the Mauritanian ouguiya, compared to the same periods in 2024. As at September 30, 2025, the U.S. dollar was weaker relative to the Canadian dollar, Brazilian real and Chilean peso, and was in line relative to the Mauritanian ouguiya, compared to the respective December 31, 2024 spot exchange rates. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – Liquidity and Capital Resources for details.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 37 – 38 of this MD&A.

The Company expects to be slightly above the midpoint of its annual production guidance range of 2.0 million (+/- 5%) attributable1 gold equivalent ounces, with fourth quarter production expected to be slightly lower than 0.5 million gold equivalent ounces.

The Company is in line with its attributable1 production cost of sales per equivalent ounce sold2 guidance range of $1,120 (+/-5%). The Company is tracking towards the higher end of its attributable1 all-in sustaining cost per equivalent ounce sold2 guidance range of $1,500 (+/-5%), including the impacts of higher royalties at current gold prices as well as a higher proportion of sustaining capital expenditures. Attributable1 capital expenditures2 remain on track to meet guidance of $1,150 million (+/-5%) with higher spending planned for the fourth quarter of 2025.

Kinross’ annual attributable1 production is expected to remain stable in 2026 and 2027 at 2.0 million (+/-5%) gold equivalent ounces per year.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Great Bear

At Great Bear, Kinross continues to progress its Advanced Exploration (“AEX”) program alongside permitting and detailed engineering for the Main Project.

For AEX, the natural gas pipeline is complete and has been commissioned, and the camp is now operational. Earthwork activities are well advanced, including the initial development of the portal boxcut, and the water treatment plant building is enclosed, with equipment installation currently in progress. The Company is currently working with the Ontario Ministry of Environment, Conservation and Parks as it consults with First Nations to finalize the two remaining AEX water permits and, in the interim, permitted activities continue as planned. AEX is focused on providing access for infill drilling of the underground resource and exploration drilling to further delineate extensions of mineralization at depth. AEX is not on the critical path for first production at Great Bear.

For the Main Project, which is expected to remain on schedule, Kinross continues to progress detailed engineering for the mill, tailings management facility, and other site infrastructure. Initial procurement activities for major process and water treatment equipment are in progress, with contract awards planned to start before year-end. Manufacturing of selected long-lead items is anticipated to commence in 2026.

The first of three phased submissions for the Project’s Impact Statement was submitted on schedule in September. The second submission remains on track for mid-December 2025, with the final phase targeted to be filed at the end of the first quarter of 2026. Work has commenced on initial Main Project Federal and Provincial permits, with permitting technical documents submitted to Fisheries and Oceans Canada during the quarter.

During the third quarter of 2025, Great Bear incurred $26.8 million on qualifying activities, defined in and required to be disclosed by its Exploration Agreement with Lac Seul First Nation and Wabauskang First Nation, as Exploration Expenditures.

Kinross also advanced its regional exploration program with three diamond drill rigs testing geophysical and lithological targets during the quarter, looking for new, near-surface mineralization.

Round Mountain Phase X

Decline development at Round Mountain Phase X is advancing well, with over 5,200 metres developed to date. Extensive infill drilling has been completed in both the upper and lower mineralized zones. Third quarter drilling focused on further infill of the lower zone, with results continuing to intersect strong widths and grades, proving out the exploration thesis of a bulk tonnage underground mining target.

1 Attributable guidance and results include Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 2.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined, and actual results for the three and nine months ended September 30, 2025 are reconciled, in Section 11 of this MD&A. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

Engineering work and technical studies are also advancing well to support a production decision at Phase X. The extent of infill drilling is now sufficient to support an initial underground resource estimate, and Kinross plans to provide the initial resource estimate, a project update, and an economics update for Phase X in the first quarter of 2026.

Bald Mountain Redbird

At Redbird, mining is advancing on schedule. Studies and detailed engineering related to the potential Phase 2 extension of Redbird are progressing well, including engineering related to the heap leach pad expansion, technical studies and mine plan optimization work. Exploration drilling and technical studies targeting satellite pit opportunities on the large Bald Mountain property are progressing well and showing positive results with potential to augment the production profile from Redbird 2. Kinross plans to provide a project and economics update in the first quarter of 2026.

Curlew Basin exploration

Drilling at Curlew in the third quarter of 2025 was primarily focused on infill drilling with results showing high-grade mineralization and good mining widths, supporting the resource estimate.

Kinross also completed the initial development of the Roadrunner decline and further extension of the North Stealth development in the third quarter, providing access for drilling of the high-grade exploration target at Roadrunner and for drilling of potential extensions to the high-grade mineralization at North Stealth. Exploration drilling in the fourth quarter of 2025 and in 2026 will focus on expanding mineralization and resource potential in both of these areas.

Technical studies and detailed engineering are also progressing well at Curlew.

Kinross plans to provide a project and economics update for Curlew in the first quarter of 2026.

Lobo-Marte

Kinross is progressing baseline studies to support the Environmental Impact Assessment for the Lobo-Marte project. Lobo-Marte continues to be a potential large, low-cost mine and Kinross is committed to progressing next steps to advance the project.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Earnings (Loss) by Segment

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
Operating segments
Tasiast	$219.9	$180.7	$39.2	22%	$614.3	$473.4	$140.9	30%
Paracatu	323.4	156.5	166.9	107%	828.4	352.4	476.0	135%
La Coipa	92.7	34.4	58.3	169%	211.8	120.1	91.7	76%
Fort Knox(a)	163.1	171.3	(8.2)	(5)%	475.3	222.4	252.9	114%
Round Mountain	29.9	63.0	(33.1)	(53)%	79.9	21.7	58.2	268%
Bald Mountain	62.2	10.1	52.1	516%	168.4	39.5	128.9	326%
Non-operating segments
Great Bear	(7.9)	(11.2)	3.3	29%	(19.0)	(37.1)	18.1	49%
Corporate and other(b)	(73.2)	(57.1)	(16.1)	(28)%	(203.8)	(153.2)	(50.6)	(33)%
Total	$810.1	$547.7	$262.4	48%	$2,155.3	$1,039.2	$1,116.1	107%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(b)	“Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, insurance recoveries, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, and Maricunga).

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Mining Operations

Tasiast – Mauritania

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	1,685	1,748	(63)	(4)%	5,418	5,777	(359)	(6)%
Tonnes processed (000’s)	2,181	2,203	(22)	(1)%	5,843	6,437	(594)	(9)%
Grade (grams/tonne)	1.78	2.46	(0.68)	(28)%	2.00	2.54	(0.54)	(21)%
Recovery	94.3%	91.2%	3.1%	3%	94.6%	91.4%	3.2%	4%
Gold equivalent ounces(a):
Produced	120,934	162,155	(41,221)	(25)%	377,804	482,983	(105,179)	(22)%
Sold	116,251	158,521	(42,270)	(27)%	367,489	465,573	(98,084)	(21)%

Earnings (in millions)
Metal sales	$403.0	$393.2	$9.8	2%	$1,173.0	$1,072.2	$100.8	9%
Production cost of sales	103.4	109.0	(5.6)	(5)%	311.0	311.0	-	0%
Depreciation, depletion and amortization	68.1	94.3	(26.2)	(28)%	217.9	256.2	(38.3)	(15)%
	231.5	189.9	41.6	22%	644.1	505.0	139.1	28%
Other operating expense	4.0	6.5	(2.5)	(38)%	12.8	25.5	(12.7)	(50)%
Exploration and business development	7.6	2.7	4.9	181%	17.0	6.1	10.9	179%
Segment operating earnings	$219.9	$180.7	$39.2	22%	$614.3	$473.4	$140.9	30%

Production cost of sales per equivalent ounce sold(a)(b)	$889	$688	$201	29%	$846	$668	$178	27%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

Starting in 2025, planned mine sequencing has shifted a greater proportion of mining activities to the capital development of West Branch 5, the Fennec satellite pit, and the start of ore from the Piment pit, as the mining of West Branch 4 ramps down.

Third quarter of 2025 vs. Third quarter of 2024

As a result of planned mine sequencing, tonnes of ore mined decreased by 4% in the third quarter of 2025 compared to the third quarter of 2024. Mill grades decreased by 28% compared to the same period in 2024 as a result of blending directly mined higher-grade ore from West Branch 4 with ore from stockpiles.

Gold equivalent ounces produced in the third quarter of 2025 decreased by 25% compared to the same period in 2024, primarily due to the lower-grade ore processed. Partially offsetting the lower grades was a 3% increase in recoveries compared to the third quarter of 2024 following a number of mill optimization initiatives. Gold equivalent ounces sold in the third quarter of 2025 decreased by 27% compared to the same period in 2024 due to the decrease in production and the timing of sales.

Metal sales in the third quarter of 2025 were comparable to the third quarter of 2024 as the decrease in gold equivalent ounces sold was offset by the 40% increase in the average realized gold price. Production cost of sales decreased by 5% compared to the third quarter of 2024 due to the decrease in gold equivalent ounces sold, partially offset by higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 28% in the third quarter of 2025 compared to the same period in 2024 due to the decrease in gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

First nine months of 2025 vs. First nine months of 2024

As a result of planned mine sequencing, tonnes of ore mined decreased by 6% in the first nine months of 2025 compared to the first nine months of 2024. Mill grades decreased by 21% compared to the same period in 2024 as a result of blending directly mined higher-grade ore from West Branch 4 with ore from stockpiles.

Gold equivalent ounces produced and sold in the first nine months of 2025 decreased by 22% and 21%, respectively, compared to the same period in 2024 primarily due to the lower grades and lower mill throughput. Partially offsetting the lower grades and mill throughput was the timing of ounces processed through the mill and a 4% increase in recoveries compared to the first nine months of 2024 following a number of mill optimization initiatives.

Metal sales increased by 9% compared to the first nine months of 2024, due to the 39% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales in the first nine months of 2025 were comparable to the first nine months of 2024 as the decrease in gold equivalent ounces sold was offset by higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 15% in the first nine months of 2025 compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold, partially offset by production feed from lower-grade stockpiles.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Paracatu – Brazil

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	% Change(c)	2025	2024	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	12,958	13,127	(169)	(1)%	39,773	41,299	(1,526)	(4)%
Tonnes processed (000’s)	13,214	14,551	(1,337)	(9)%	40,248	45,213	(4,965)	(11)%
Grade (grams/tonne)	0.44	0.38	0.06	16%	0.42	0.35	0.07	20%
Recovery	81.5%	81.1%	0.4%	0%	81.8%	80.2%	1.6%	2%
Gold equivalent ounces(a):
Produced	150,367	146,174	4,193	3%	446,270	404,675	41,595	10%
Sold	149,903	145,235	4,668	3%	445,545	403,519	42,026	10%

Earnings (in millions)
Metal sales	$516.3	$358.0	$158.3	44%	$1,421.0	$927.0	$494.0	53%
Production cost of sales	139.9	146.1	(6.2)	(4)%	422.1	417.0	5.1	1%
Depreciation, depletion and amortization	53.2	52.6	0.6	1%	167.0	145.0	22.0	15%
	323.2	159.3	163.9	103%	831.9	365.0	466.9	128%
Other operating (income) expense	(1.9)	1.0	(2.9)	nm	(1.3)	7.2	(8.5)	nm
Exploration and business development	1.7	1.8	(0.1)	(6)%	4.8	5.4	(0.6)	(11)%
Segment operating earnings	$323.4	$156.5	$166.9	107%	$828.4	$352.4	$476.0	135%

Production cost of sales per equivalent ounce sold(a)(b)	$933	$1,006	$(73)	(7)%	$947	$1,033	$(86)	(8)%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(c)	“nm” means not meaningful.

Third quarter of 2025 vs. Third quarter of 2024

Consistent with planned mine sequencing at Paracatu, mining in the third quarter of 2025 continued to progress into harder, higher-grade ore, which resulted in lower mill throughput.

Gold equivalent ounces produced and sold in the third quarter of 2025 increased by 3% compared to the same period in 2024 as a result of the higher grades, partially offset by the decrease in throughput and the timing of ounces processed through the mill.

Metal sales increased by 44% compared to the third quarter of 2024, due to the 40% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales decreased by 4% compared to the third quarter of 2024 due to the processing of higher-grade ore, partially offset by higher contractor costs and higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces sold. Depreciation, depletion and amortization in the third quarter of 2025 was comparable to the same period in 2024.

First nine months of 2025 vs. First nine months of 2024

Consistent with planned mine sequencing at Paracatu, mining in the first nine months of 2025 continued to progress into harder, higher-grade ore, which resulted in lower mill throughput. The Company implemented additional gravity circuit infrastructure in the second half of 2024 contributing to stronger recoveries in the first nine months of 2025.

Gold equivalent ounces produced and sold in the first nine months of 2025 increased by 10% compared to the same period in 2024 as a result of the higher grades and recovery, partially offset by the decrease in throughput.

Metal sales increased by 53% compared to the first nine months of 2024, due to the 39% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales in the first nine months of 2025 were comparable to the same period in 2024 as higher contractor costs and higher royalties as a result of the higher gold prices were offset by the weakening of the Brazilian real compared to the prior year. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 15% in the first nine months of 2025 compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

La Coipa – Chile

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	% Change(c)	2025	2024	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000’s)	1,006	786	220	28%	2,851	2,511	340	14%
Tonnes processed (000’s)	932	809	123	15%	2,814	2,518	296	12%
Grade (grams/tonne):
Gold	2.36	2.17	0.19	9%	2.11	2.07	0.04	2%
Silver	41.34	49.13	(7.79)	(16)%	34.08	67.20	(33.12)	(49)%
Recovery:
Gold	76.4%	79.9%	(3.5)%	(4)%	78.0%	83.9%	(5.9)%	(7)%
Silver	49.2%	57.8%	(8.6)%	(15)%	53.3%	55.3%	(2.0)%	(4)%
Gold equivalent ounces(a):
Produced	57,997	50,502	7,495	15%	164,451	187,598	(23,147)	(12)%
Sold	57,544	48,594	8,950	18%	163,814	183,225	(19,411)	(11)%
Silver ounces:
Produced (000’s)	569	568	1	0%	1,526	3,226	(1,700)	(53)%
Sold (000’s)	562	562	-	0%	1,524	3,183	(1,659)	(52)%

Earnings (in millions)
Metal sales	$200.6	$122.4	$78.2	64%	$527.0	$419.9	$107.1	26%
Production cost of sales	69.0	52.2	16.8	32%	203.5	163.1	40.4	25%
Depreciation, depletion and amortization	34.9	33.5	1.4	4%	97.3	129.3	(32.0)	(25)%
	96.7	36.7	60.0	163%	226.2	127.5	98.7	77%
Other operating (income) expense	(1.7)	1.6	(3.3)	nm	3.6	5.8	(2.2)	(38)%
Exploration and business development	5.7	0.7	5.0	nm	10.8	1.6	9.2	nm
Segment operating earnings	$92.7	$34.4	$58.3	169%	$211.8	$120.1	$91.7	76%

Production cost of sales per equivalent ounce sold(a)(b)	$1,199	$1,074	$125	12%	$1,242	$890	$352	40%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(c)	“nm” means not meaningful.

Third quarter of 2025 vs. Third quarter of 2024

Mining at La Coipa in the third quarter of 2025 focused on the Puren and Phase 7 pits, with capital development activities at Phase 7 decreasing, resulting in a 28% increase in tonnes of ore mined, a 9% increase in gold grades, and a 16% decrease in silver grades compared to the same period in 2024. Tonnes processed increased by 15% compared to the third quarter of 2024, as a result of the increase in tonnes of ore mined.

Gold equivalent ounces produced in the third quarter of 2025 increased by 15% compared to the same period in 2024, primarily due to the increase in gold grades. Gold equivalent ounces sold increased by 18% compared to the third quarter of 2024, due to the increase in production and the timing of sales.

Metal sales increased by 64% compared to the third quarter of 2024, due to the 40% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 32% in the third quarter of 2025, compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold and higher royalties as a result of the higher gold prices and a higher proportion of Puren ore processed. Production cost of sales were further impacted by higher labour and maintenance supply costs. Production cost of sales per equivalent ounce sold increased due to the same factors, partially offset by higher gold equivalent ounces sold. Depreciation, depletion and amortization increased by 4% in the third quarter of 2025 compared to the same period in 2024, due to the increase in gold equivalent ounces sold, partially offset by the increase in proportion of Puren ore processed, which has a lower capital cost per ounce than Phase 7.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

First nine months of 2025 vs. First nine months of 2024

Mining at La Coipa in the first nine months of 2025 focused on the Puren pit and largely on capital development of the Phase 7 pit, resulting in a 14% increase in tonnes of ore mined and a 49% decrease in silver grades compared to the same period in 2024. Tonnes of ore mined and grades were also impacted by higher than anticipated groundwater inflows into the pits in the first half of 2025. Tonnes processed increased by 12% compared to the first nine months of 2024, due to mill optimization activities in the second half of 2024. Changing ore characteristics from the increased mix of Puren ore processed, due to mine sequencing, also resulted in a decrease in gold recoveries in the first nine months of 2025.

Gold equivalent ounces produced and sold in the first nine months of 2025 decreased by 12% and 11%, respectively, compared to the same period in 2024, due to the decrease in silver grades, the timing of ounces processed through the mill and the decrease in gold recoveries. These decreases were partially offset by the increase in throughput.

Metal sales increased by 26% compared to the first nine months of 2024, due to the 39% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 25% in the first nine months of 2025, compared to the same period in 2024, primarily due to higher royalties as a result of the higher gold prices and the higher proportion of Puren ore processed. Production cost of sales were further impacted by higher labour and contractor costs, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold and higher royalty, labour and contractor costs. Depreciation, depletion and amortization decreased by 25% in the first nine months of 2025 compared to the same period in 2024, due to the decrease in gold equivalent ounces sold as well as the increase in proportion of Puren ore processed, which has a lower capital cost per ounce than Phase 7.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Fort Knox (100% basis) – USA(a)

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	% Change(f)	2025	2024	Change	% Change(f)
Operating Statistics
Tonnes ore mined (000’s)	8,140	7,612	528	7%	22,309	25,980	(3,671)	(14)%
Tonnes processed (000’s)(b)	8,049	6,927	1,122	16%	21,075	25,943	(4,868)	(19)%
Grade (grams/tonne)(c)	1.86	4.03	(2.17)	(54)%	2.03	1.49	0.54	36%
Recovery(c)	89.8%	91.4%	(1.6)%	(2)%	89.6%	86.4%	3.2%	4%
Gold equivalent ounces(d):
Produced	112,181	149,093	(36,912)	(25)%	339,299	272,357	66,942	25%
Sold	117,500	140,121	(22,621)	(16)%	342,810	266,890	75,920	28%

Earnings (in millions)
Metal sales	$408.9	$345.9	$63.0	18%	$1,101.8	$626.1	$475.7	76%
Production cost of sales	159.7	134.2	25.5	19%	432.8	311.5	121.3	39%
Depreciation, depletion and amortization	76.8	37.2	39.6	106%	173.7	83.6	90.1	108%
	172.4	174.5	(2.1)	(1)%	495.3	231.0	264.3	114%
Other operating expense (income)	6.0	(0.1)	6.1	nm	6.9	-	6.9	nm
Exploration and business development	3.3	3.3	-	0%	13.1	8.6	4.5	52%
Segment operating earnings	$163.1	$171.3	$(8.2)	(5)%	$475.3	$222.4	$252.9	114%

Production cost of sales per equivalent ounce sold(d)(e)	$1,359	$958	$401	42%	$1,263	$1,167	$96	8%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(b)	Includes 286,000 and 812,000 tonnes processed from Manh Choh as well as 6,538,000 and 16,857,000 tonnes placed on the heap leach pad during the third quarter and first nine months of 2025, respectively (third quarter and first nine months of 2024 – 380,000 tonnes processed from Manh Choh as well as 5,822,000 and 20,985,000 tonnes placed on the heap leach pad, respectively).
(c)	Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.23 and 0.22 grams per tonne during the third quarter and first nine months of 2025, respectively (third quarter and first nine months of 2024 – 0.19 and 0.22 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(d)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“nm” means not meaningful.

Third quarter of 2025 vs. Third quarter of 2024

Planned mine sequencing at Fort Knox in the third quarter of 2025 included completion of mining Phase 9 leachable ore and the ramp up of Phase 10, as well as processing less tonnes from Manh Choh compared to the third quarter of 2024. Mill grades decreased by 54% compared to the same period in 2024 as a result of ramping up mill feed from lower-grade Phase 10 ore. Tonnes of ore mined and processed increased by 7% and 16%, respectively, compared to the third quarter of 2024 due to the ramp up of Phase 10 mining.

Gold equivalent ounces produced in the third quarter of 2025 decreased by 25% compared to the same period in 2024, primarily due to the lower grades and recoveries, including fewer higher-grade, higher-recovery tonnes of Manh Choh ore processed in the third quarter of 2025. Gold equivalent ounces sold decreased by 16% compared to the third quarter of 2024, due to the decrease in production, partially offset by the timing of sales. The timing of sales also resulted in gold equivalent ounces sold exceeding production in the third quarter of 2025.

Metal sales increased by 18% compared to the third quarter of 2024, due to the 40% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. In the third quarter of 2025, production cost of sales increased by 19% compared to the same period in 2024, primarily due to a lower proportion of mining characterized as capital development as mining in Phase 10 shifted to more operating waste. Production cost of sales were further impacted by higher labour and maintenance supply costs, partially offset by lower contractor costs. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 106% in the third quarter of 2025 compared to the same period in 2024 due to an increase in the depreciable asset base as a result of Phase 10 capitalized stripping.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

First nine months of 2025 vs. First nine months of 2024

Planned mine sequencing at Fort Knox in the first nine months of 2025 included mining of Phase 9 leachable ore and the advancement of Phase 10. The first nine months of 2025 included processing of higher-grade ore mined from Manh Choh compared to one quarter of Manh Choh production in the same period in 2024. Tonnes of ore mined decreased by 14% compared to the first nine months of 2024 as Fort Knox was in a period of higher operating waste due to the advancement of Phase 10 in accordance with its mine plan. Mill grades increased by 36% and throughput decreased by 19% compared to the same period in 2024 as the higher-grade Manh Choh ore, which was introduced at the Fort Knox mill in the third quarter of 2024, requires a longer retention time in the leach circuit.

Gold equivalent ounces produced in the first nine months of 2025 increased by 25% compared to the same period in 2024, primarily due to the production from higher-grade, higher-recovery ore from Manh Choh. Gold equivalent ounces sold increased by 28% compared to the first nine months of 2024 due to the increase in production and the timing of sales. The timing of sales also resulted in gold equivalent ounces sold exceeding production in the first nine months of 2025.

Metal sales increased by 76% compared to the first nine months of 2024, due to the increase in gold equivalent ounces sold and the 39% increase in the average realized gold price. Production cost of sales increased by 39% in the first nine months of 2025, compared to the same period in 2024, primarily due to the increase in gold equivalent ounces sold, higher royalties, higher maintenance supply costs and higher reagent costs related largely to the start of Manh Choh production. Production cost of sales per equivalent ounce sold increased as a result of the higher royalty and reagent costs. Depreciation, depletion, and amortization increased by 108% in the first nine months of 2025 compared to the same period in 2024 due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, with the commencement of depreciation at Manh Choh.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Round Mountain – USA

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	% Change(e)	2025	2024	Change	% Change(e)
Operating Statistics
Tonnes ore mined (000’s)	1,659	2,958	(1,299)	(44)%	6,467	10,160	(3,693)	(36)%
Tonnes processed (000’s)(a)	2,027	1,822	205	11%	7,584	8,386	(802)	(10)%
Grade (grams/tonne)(b)	0.66	0.74	(0.08)	(11)%	0.68	1.07	(0.39)	(36)%
Recovery(b)	72.0%	79.6%	(7.6)%	(10)%	76.4%	74.7%	1.7%	2%
Gold equivalent ounces(c):
Produced	37,297	42,279	(4,982)	(12)%	111,648	172,418	(60,770)	(35)%
Sold	37,274	41,436	(4,162)	(10)%	111,098	169,654	(58,556)	(35)%

Earnings (in millions)
Metal sales	$129.5	$102.2	$27.3	27%	$356.9	$384.0	$(27.1)	(7)%
Production cost of sales	78.1	63.8	14.3	22%	187.2	248.3	(61.1)	(25)%
Depreciation, depletion and amortization	21.3	37.4	(16.1)	(43)%	61.0	150.6	(89.6)	(59)%
Impairment reversal	-	(74.1)	74.1	nm	-	(74.1)	74.1	nm
	30.1	75.1	(45.0)	(60)%	108.7	59.2	49.5	84%
Other operating (income) expense	(0.8)	0.2	(1.0)	nm	(0.6)	0.7	(1.3)	nm
Exploration and business development	1.0	11.9	(10.9)	(92)%	29.4	36.8	(7.4)	(20)%
Segment operating earnings	$29.9	$63.0	$(33.1)	(53)%	$79.9	$21.7	$58.2	nm

Production cost of sales per equivalent ounce sold(c)(d)	$2,095	$1,540	$555	36%	$1,685	$1,464	$221	15%

(a)	Includes 1,113,000 and 4,958,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2025, respectively (third quarter and first nine months of 2024 – 1,032,000 and 5,830,000 tonnes, respectively).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.32 and 0.29 grams per tonne in the third quarter and first nine months of 2025, respectively (third quarter and first nine months of 2024 – 0.29 and 0.35 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	“nm” means not meaningful.

Round Mountain is in a transition year in 2025 with the completion of Phase W mining in the third quarter. Mining of initial ore from Phase S commenced in the third quarter of 2025 and is expected to continue ramping up into 2026. Exploration activity at Round Mountain includes continued development of the Phase X underground exploration decline and infill drilling in both the upper and lower zones.

Third quarter of 2025 vs. Third quarter of 2024

Tonnes of ore mined decreased by 44% in the third quarter of 2025 compared to same period in 2024, due to completion of Phase W mining and the ramp up of operating waste mined as Phase S continues its transition out of capital development. Mill grades decreased by 11% in the third quarter of 2025 as a result of blending the last Phase W ore mined and initial Phase S ore with lower-grade stockpiles. Tonnes processed increased by 11% compared to the third quarter of 2024, primarily due to blending of stockpiles with current period mining.

Gold equivalent ounces produced and sold in the third quarter of 2025 decreased by 12% and 10%, respectively, compared to the same period in 2024, primarily due to the lower mill grades and fewer ounces recovered from the heap leach pads.

Metal sales increased by 27% compared to the third quarter of 2024, due to the 40% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 22% in the third quarter of 2025, compared to the same period in 2024, primarily due to the lower proportion of Phase S mining characterized as capital development as it shifts into operating waste. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 43% in the third quarter of 2025 compared to the same period in 2024, primarily due to the lower Phase W depreciable asset base and the decrease in gold equivalent ounces sold.

In the third quarter of 2024, the Company recognized an after-tax reversal of a previously recorded impairment charge of $71.5 million related to property, plant and equipment, as a result of an increase in the Company’s estimates of future gold prices. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

First nine months of 2025 vs. First nine months of 2024

Tonnes of ore mined decreased by 36% in the first nine months of 2025 compared to same period in 2024, due to completion of Phase W mining in the third quarter of 2025. Mill grades decreased by 36% in the first nine months of 2025 as a result of blending higher-grade ore mined from Phase W and initial Phase S ore with lower-grade stockpiles. Tonnes processed decreased by 10%, compared to the first nine months of 2024, due to the decrease in ore mined, partially offset by the processing of stockpiled ore.

Gold equivalent ounces produced and sold in the first nine months of 2025 decreased by 35% compared to the same period in 2024, primarily due to the lower mill grades and fewer ounces recovered from the heap leach pads.

Metal sales decreased by 7% compared to the first nine months of 2024, due to the decrease in gold equivalent ounces sold, partially offset by the 39% increase in the average realized gold price. Production cost of sales decreased by 25% in the first nine months of 2025, compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold, partially offset by higher cost ounces from the heap leach pads. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 59% in the first nine months of 2025 compared to the same period in 2024, primarily due to the lower Phase W depreciable asset base and the decrease in gold equivalent ounces sold. In the first nine months of 2025, a reversal of previous net realizable value inventory adjustments was recorded which further decreased production cost of sales by $19.0 million and depreciation, depletion and amortization by $14.7 million.

In the first nine months of 2024, the Company recognized an after-tax reversal of a previously recorded impairment charge of $71.5 million related to property, plant and equipment, as a result of an increase in the Company’s estimates of future gold prices. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Bald Mountain – USA

	Three months ended September 30,				Nine months ended September 30,
	2025	2024	Change	% Change(d)	2025	2024	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000’s)	2,182	6,384	(4,202)	(66)%	9,563	10,770	(1,207)	(11)%
Tonnes processed (000’s)	2,182	6,384	(4,202)	(66)%	9,563	10,770	(1,207)	(11)%
Grade (grams/tonne)(a)	0.31	0.53	(0.22)	(42)%	0.46	0.50	(0.04)	(8)%
Gold equivalent ounces(b):
Produced	41,525	43,496	(1,971)	(5)%	140,767	136,405	4,362	3%
Sold	42,261	44,410	(2,149)	(5)%	140,289	131,469	8,820	7%

Earnings (in millions)
Metal sales	$143.8	$110.3	$33.5	30%	$448.4	$301.2	$147.2	49%
Production cost of sales	48.5	58.9	(10.4)	(18)%	157.1	161.6	(4.5)	(3)%
Depreciation, depletion and amortization	29.8	39.7	(9.9)	(25)%	115.5	93.7	21.8	23%
	65.5	11.7	53.8	nm	175.8	45.9	129.9	nm
Other operating expense	-	0.1	(0.1)	nm	2.6	1.1	1.5	136%
Exploration and business development	3.3	1.5	1.8	120%	4.8	5.3	(0.5)	(9)%
Segment operating earnings	$62.2	$10.1	$52.1	nm	$168.4	$39.5	$128.9	nm

Production cost of sales per equivalent ounce sold(b)(c)	$1,148	$1,326	$(178)	(13)%	$1,120	$1,229	$(109)	(9)%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(d)	“nm” means not meaningful.

Mining at Bald Mountain transitioned during the first quarter of 2025 to the ramp up of capital development at Redbird Phase I after the project was approved in late 2024.

Third quarter of 2025 vs. Third quarter of 2024

Planned mine sequencing at Bald Mountain in the third quarter of 2025 focused primarily on continuing mining of the lower-grade Bida and Royale pits and continued capital development at Redbird Phase I, resulting in a 66% decrease in tonnes of ore mined and processed, and a 42% decrease in grade compared to the same period in 2024.

Gold equivalent ounces produced and sold in the third quarter of 2025 decreased by 5% compared to the same period in 2024 due to the timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold exceeded production in the third quarter of 2025 as a result of the timing of sales.

Metal sales increased by 30% compared to the third quarter of 2024, due to the 40% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 18% in the third quarter of 2025, compared to the same period in 2024, primarily due to the decrease in gold equivalent ounces sold and a higher proportion of mining characterized as capital development, partially offset by higher labour costs and higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold decreased due to the same factors. Depreciation, depletion and amortization decreased by 25% in the third quarter of 2025, compared to the same period in 2024, primarily due to the lower depreciable asset bases for the Saga and LBM pits and the decrease in gold equivalent ounces sold.

First nine months of 2025 vs. First nine months of 2024

Planned mine sequencing at Bald Mountain in the first nine months of 2025 focused primarily on mining of the Saga and LBM pits, before transitioning to the lower-grade Bida and Royale pits, as well as the ramp-up of capital development at Redbird Phase I, resulting in an 11% decrease in tonnes of ore mined and processed, and an 8% decrease in grade compared to the same period in 2024.

Gold equivalent ounces produced in the first nine months of 2025 increased by 3% compared to the same period in 2024 due to the timing of ounces recovered from the heap leach pads, partially offset by the lower grades and tonnes processed. Gold equivalent ounces sold in the first nine months of 2025 increased by 7% compared to the same period in 2024 due to the increase in production and the timing of sales.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Metal sales increased by 49% compared to the first nine months of 2024, due to the 39% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales in the first nine months of 2025 were comparable to the same period in 2024. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 23% in the first nine months of 2025, compared to the same period in 2024, primarily due to production feed from higher depreciation cost ounces and the increase in gold equivalent ounces sold.

Consolidated Results

Exploration and Business Development

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
Exploration and business development	$50.7	$49.6	$1.1	2%	$154.7	$147.0	$7.7	5%

Included in total exploration and business development expense are expenditures on exploration totaling $46.0 million and $132.5 million in the third quarter and first nine months of 2025, respectively, compared to $41.3 million and $124.8 million in the same periods in 2024.

General and Administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
General and administrative	$31.2	$27.2	$4.0	15%	$96.5	$94.3	$2.2	2%

General and administrative expense includes costs related to the overall management of the business which are not part of direct mine operating costs. These costs are incurred at corporate offices located in Canada, the United States, Brazil, Chile, the Netherlands, and Spain.

In the third quarter and first nine months of 2025, general and administrative expense included $29.7 million and $54.5 million relating to share-based compensation, respectively, net of related hedge gains of $26.3 million and $42.1 million, respectively. In the same periods in 2024, general and administrative expense included $4.4 million and $17.4 million relating to share-based compensation, respectively, net of related hedge gains of $2.7 million and $9.3 million, respectively. Refer to Section 6 – Liquidity and Capital Resources for details on the hedges.

Finance Expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2025	2024	Change	% Change	2025	2024	Change	% Change
Interest expense, including accretion of debt and lease liabilities	$18.1	$13.3	$4.8	36%	$60.9	$36.1	$24.8	69%
Accretion of reclamation and remediation obligations	12.6	10.2	2.4	24%	37.9	30.7	7.2	23%
Finance expense	$30.7	$23.5	$7.2	31%	$98.8	$66.8	$32.0	48%

Total interest incurred in the third quarter of 2025 was $21.1 million, of which $18.1 million was expensed and $3.0 million was capitalized, compared to $34.4 million in the same period in 2024, of which $13.3 million was expensed and $21.1 million was capitalized. Total interest incurred in the first nine months of 2025 was $66.8 million, of which $60.9 million was expensed and $5.9 million was capitalized, compared to $111.1 million in the same period in 2024, of which $36.1 million was expensed and $75.0 million was capitalized. The decrease in total interest incurred was primarily due to repayments on the term loan.

Accretion of reclamation and remediation obligations increased by $2.4 million and $7.2 million compared to the third quarter and first nine months of 2024, respectively, primarily as a result of increases in the cost estimates and discount rates for the Company’s reclamation and remediation obligations as at December 31, 2024.

Impairment Reversal

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2025	2024	Change	% Change(a)	2025	2024	Change	% Change(a)
Impairment reversal	$-	$(74.1)	$74.1	nm	$-	$(74.1)	$74.1	nm

(a)	“nm” means not meaningful.

In the third quarter of 2024, the Company recorded a reversal of a previously recorded impairment charge of $74.1 million, related entirely to property, plant and equipment at Round Mountain, as a result of an increase in the Company’s estimates of future gold prices. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been previously recognized, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal was an income tax expense of $2.6 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania. The Company’s combined federal and provincial statutory tax rate for the third quarters and first nine months of both 2025 and 2024 was 26.5%.

The Company recorded an income tax expense of $232.3 million in the third quarter of 2025 (third quarter of 2024 – $134.2 million), including a $15.6 million deferred tax recovery (third quarter of 2024 – $7.7 million expense) resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Divestitures

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante for total consideration of $225.0 million in cash and shares (“the transaction”). In accordance with the share purchase and sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante common shares on closing, and the remaining cash consideration of $128.8 million (the “Deferred Consideration”) was to be received over the two-year period subsequent to closing.

On August 8, 2025, the Company and Asante amended the share purchase and sale agreement (the “Amended Sale Agreement”) including with respect to the remaining Deferred Consideration. On August 12, 2025, Asante settled the outstanding Deferred Consideration including accrued interest through a cash payment of $53.4 million, 36,927,650 Asante common shares, and a convertible debenture in the principal amount of $79.7 million, which was determined to be fair value. The Asante common shares were recorded at fair value of $44.0 million based on the quoted market price on the closing date and were subsequently measured at fair value through other comprehensive income. The convertible debenture matures on August 12, 2032, and may be converted into common shares of Asante at a conversion price of C$1.81 per share up until August 12, 2030.

In connection with the Amended Sale Agreement, the Company recognized interest of $31.8 million in Finance income and a gain on refinancing of $15.4 million in Other income on closing of the transaction.

In September 2025, the Company sold all of its Asante common shares, an aggregate of 66,778,634 shares, for net consideration of $82.8 million. As a result, the Company recognized gains in Other comprehensive income of $5.5 million. In combination with the cash payments received from the Amended Sale Agreement and the proceeds from the sale of Asante securities, the Company received $136.2 million in cash in the third quarter.

Subsequent to September 30, 2025, the Company exercised its conversion option on the total amount of the convertible debenture, including principal and accrued interest, and received 61,735,867 Asante common shares. The Company subsequently sold all of the newly issued Asante common shares for net proceeds of $95.5 million. The convertible debenture was recorded at the transaction value of $95.5 million as at September 30, 2025, and the Company recognized an additional gain of $15.8 million in Other income during the three months ended September 30, 2025.

Since the closing of the transaction in 2022, the Company has realized $313.6 million in cash proceeds compared with the original sale price of $225.0 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2025	2024	Change	% Change(b)	2025	2024	Change	% Change(b)
Net cash flow provided from operating activities	$1,024.1	$733.5	$290.6	40%	$2,613.6	$1,711.9	$901.7	53%
Net cash flow of continuing operations used in investing activities	(225.3)	(318.4)	93.1	nm	(765.8)	(897.2)	131.4	nm
Net cash flow of discontinued operations provided from investing activities(a)	53.4	-	53.4	nm	53.4	-	53.4	nm
Net cash flow used in financing activities	(267.5)	(422.6)	155.1	nm	(792.2)	(694.1)	(98.1)	nm
Effect of exchange rate changes on cash and cash equivalents	0.5	0.3	0.2	67%	1.2	(0.2)	1.4	nm
Increase (decrease) in cash and cash equivalents	585.2	(7.2)	592.4	nm	1,110.2	120.4	989.8	nm
Cash and cash equivalents, beginning of period	1,136.5	480.0	656.5	137%	611.5	352.4	259.1	74%
Cash and cash equivalents, end of period	$1,721.7	$472.8	$1,248.9	nm	$1,721.7	$472.8	$1,248.9	nm

(a)	The cash inflows in the third quarter and nine months ended September 30, 2025 represent proceeds in respect of the sale of the Company’s Chirano operation. The Chirano operation was classified as discontinued in 2022.
(b)	“nm” means not meaningful.

In the third quarter and first nine months of 2025, cash and cash equivalents increased by $585.2 million and $1,110.2 million, respectively, compared to a decrease of $7.2 million and an increase of $120.4 million in the third quarter and first nine months of 2024, respectively. Total cash and cash equivalents net of debt was $484.8 million as at September 30, 2025. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Third quarter of 2025 vs. Third quarter of 2024

Net cash flow provided from operating activities increased by $290.6 million compared to the third quarter of 2024, primarily due to the increase in margins and changes in working capital, partially offset by income taxes paid.

First nine months of 2025 vs. First nine months of 2024

Net cash flow provided from operating activities increased by $901.7 million compared to the first nine months of 2024, primarily due to the increase in margins and changes in working capital, partially offset by income taxes paid.

Investing Activities

Third quarter of 2025 vs. Third quarter of 2024

Net cash flow of continuing operations used in investing activities was $225.3 million in the third quarter of 2025, compared to $318.4 million in the same period in 2024. Cash outflows in the third quarter of 2025 included capital expenditures of $312.2 million, partially offset by proceeds from the sale of long-term investments and other assets, including net consideration of $82.8 million for the sale of Asante common shares. In the third quarter of 2024, cash outflows included capital expenditures of $278.7 million and interest paid capitalized to property, plant and equipment of $33.0 million.

First nine months of 2025 vs. First nine months of 2024

Net cash flow of continuing operations used in investing activities was $765.8 million in the first nine months of 2025, compared to $897.2 million in the same period in 2024. Cash outflows in the first nine months of 2025 included capital expenditures of $826.0 million, partially offset by proceeds from the sale of long-term investments and other assets, including net consideration of $82.8 million for the sale of Asante common shares. In the first nine months of 2024, cash outflows included capital expenditures of $794.8 million and interest paid capitalized to property, plant and equipment of $84.9 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

The following table presents a breakdown of capital expenditures(a) on a cash basis:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2025	2024	Change	% Change(e)	2025	2024	Change	% Change
Operating segments
Tasiast	$102.0	$83.8	$18.2	22%	$271.8	$238.5	$33.3	14%
Paracatu	58.2	41.2	17.0	41%	121.0	105.4	15.6	15%
La Coipa	18.5	24.9	(6.4)	(26)%	59.1	42.8	16.3	38%
Fort Knox(b)	45.0	70.4	(25.4)	(36)%	116.2	238.2	(122.0)	(51)%
Round Mountain	33.0	35.9	(2.9)	(8)%	95.4	92.4	3.0	3%
Bald Mountain	27.9	6.1	21.8	nm	86.1	43.1	43.0	100%
Non-operating segments
Great Bear(c)	22.2	12.8	9.4	73%	64.2	29.1	35.1	121%
Corporate and other(d)	5.4	3.6	1.8	50%	12.2	5.3	6.9	130%
Total	$312.2	$278.7	$33.5	12%	$826.0	$794.8	$31.2	4%

(a)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(b)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(c)	An additional $5.7 million and $12.6 million were expensed as exploration and evaluation expenditures in the third quarter and first nine months of 2025, respectively (third quarter and first nine months of 2024 – $8.5 million and $31.8 million, respectively).
(d)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, and Maricunga).
(e)	“nm” means not meaningful.

In the third quarter of 2025, capital expenditures increased to $312.2 million from $278.7 million in the same period in 2024, primarily as a result of the ramp-up of development activities at Bald Mountain Redbird Phase 1, Great Bear and the Fennec satellite pit at Tasiast, partially offset by lower spending on capital development due to planned mine sequencing at Fort Knox and Manh Choh.

In the first nine months of 2025, capital expenditures increased to $826.0 million from $794.8 million in the same period in 2024. The ramp-up of development activities at Bald Mountain Redbird Phase I, Great Bear and La Coipa Phase 7 were partially offset by lower spending on capital development due to planned mine sequencing at Fort Knox and Manh Choh as well as the completion of construction at Bald Mountain Saga 6 and Manh Choh in 2024.

Financing Activities

Third quarter of 2025 vs. Third quarter of 2024

Net cash flow used in financing activities in the third quarter of 2025 was $267.5 million compared with $422.6 million in the same period in 2024. Cash outflows in the third quarter of 2025 included share repurchases of $165.1 million, dividends paid to common shareholders of $36.4 million and distributions paid to non-controlling interests of $33.0 million. In the third quarter of 2024, cash outflows included total term loan repayments of $350.0 million and dividends paid to common shareholders of $36.9 million.

First nine months of 2025 vs. First nine months of 2024

Net cash flow used in financing activities in the first nine months of 2025 was $792.2 million compared with $694.1 million in the same period in 2024. Cash outflows in the first nine months of 2025 included share repurchases of $335.2 million, the remaining term loan repayment of $200.0 million, dividends paid to common shareholders of $110.0 million and distributions paid to non-controlling interests of $87.0 million. In the first nine months of 2024, cash outflows included total term loan repayments of $550.0 million and dividends paid to common shareholders of $110.6 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Balance Sheets

	As at
	September 30,	December 31,
(in millions)	2025	2024
Cash and cash equivalents	$1,721.7	$611.5
Current assets	$3,413.8	$2,126.7
Total assets	$12,130.0	$10,865.6
Current liabilities, including current portion of long-term debt	$1,206.3	$1,060.1
Total debt, including current portion	$1,236.9	$1,435.4
Total liabilities	$4,047.1	$3,865.0
Common shareholders’ equity	$7,956.9	$6,861.6
Non-controlling interests	$126.0	$139.0

Current assets and total assets increased by $1,287.1 million and $1,264.4 million, respectively, primarily due to the increase in cash and cash equivalents and an increase in inventories. Current liabilities and total liabilities increased by $146.2 million and $182.1 million, respectively, primarily due to an increase in accounts payable and accrued liabilities, and current income tax payable, partially offset by the repayment of the remaining $200.0 million on the term loan.

During the third quarter of 2025, the Company repurchased and cancelled 8.8 million common shares under its NCIB. Subsequent to September 30, 2025, the Company repurchased and cancelled a further 2.8 million common shares under its NCIB. As of November 3, 2025, there were 1,207.1 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 5.1 million restricted share units and 3.8 million restricted performance share units outstanding under its restricted share unit plans.

On November 4, 2025, the Board of Directors declared a dividend of $0.035 per common share payable on December 10, 2025, to shareholders of record on November 26, 2025.

Financing and Credit Facilities

Senior notes

The total carrying amount of debt of $1,236.9 million as at September 30, 2025 is entirely for the senior notes which are classified as long-term. The Company’s senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041. On November 4, 2025, the Company announced that it will redeem all outstanding 4.50% senior notes on December 4, 2025. These notes will be redeemed at a redemption price determined in accordance with the terms of the notes and will include accrued and unpaid interest.

Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

As at September 30, 2025, the Company had utilized $7.0 million (December 31, 2024 – $6.9 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at September 30, 2025, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at September 30, 2025.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Other

The Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $400.0 million to $500.0 million and extended the maturity date from June 30, 2026 to June 30, 2028, effective November 4, 2025. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at September 30, 2025, $248.1 million (December 31, 2024 – $247.2 million) was utilized under this facility.

In addition, as at September 30, 2025, the Company had $775.9 million (December 31, 2024 – $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.64%.

The following table outlines the credit facility utilizations and availabilities:

	As at,
	September 30,	December 31,
(in millions)	2025	2024
Utilization of revolving credit facility	$(7.0)	$(6.9)
Utilization of EDC facility	(248.1)	(247.2)
Total facility utilization	$(255.1)	$(254.1)

Available under revolving credit facility	$1,493.0	$1,493.1
Available under EDC credit facility	151.9	152.8
Available credit	$1,644.9	$1,645.9

Liquidity Outlook

As at September 30, 2025, debt obligations in the next 12 months include estimated interest payments of approximately $70.9 million relating to the senior notes.

We believe that the Company’s existing cash and cash equivalents balance of $1,721.7 million, available credit of $1,644.9 million and expected operating cash flows based on current assumptions (noted in Section 3 – Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 – Outlook), interest payments noted above, reclamation and remediation obligations, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices and currency exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at September 30, 2025 and their respective maturities:

	2025	2026	2027
Foreign currency
Brazilian real zero cost collars (in millions of U.S. dollars)	$41.9	$84.0	$-
Average put strike (Brazilian real)	5.16	5.50	-
Average call strike (Brazilian real)	6.99	7.94	-
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$34.8	$174.0	$12.0
Average forward rate (Canadian dollar)	1.36	1.36	1.37
Chilean peso zero cost collars (in millions of U.S. dollars)	$20.0	$60.0	$-
Average put strike (Chilean peso)	880	938	-
Average call strike (Chilean peso)	1,067	1,035	-
Energy
WTI oil swap contracts (barrels)	276,300	792,000	264,000
Average price	$67.15	$62.94	$61.27

Subsequent to September 30, 2025, the following new derivative contracts were entered into:

•	$45.6 million of Brazilian real zero cost collars, maturing in 2026, with average put and call strikes of 5.30 and 6.75, respectively; and
•	120,000 barrels of WTI oil swap contracts at an average rate of $59.45 per barrel maturing in 2026.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRS. At September 30, 2025 and December 31, 2024, 4,365,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at September 30, 2025 or December 31, 2024.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
	September 30,	December 31,
(in millions)	2025	2024
Asset (liability)
Foreign currency forward and collar contracts	$1.0	$(17.7)
Energy swap contracts	(2.8)	1.8
Total return swap contracts	41.1	1.2
Other contracts	1.4	0.2
	$40.7	$(14.5)

Other legal matters

The Company is, from time to time, involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process continued until March 29, 2024, when OHA and the Attorney General advised the Court that they would like to discontinue the mediation process and requested that the Court lift the stay. Based thereon, the Court lifted the stay and entered a Scheduling Order. On September 19, 2024, Crown, KGUSA and OHA filed a Joint Motion for Entry of [Proposed] Consent Decree, which seeks Court approval of a proposed settlement of OHA’s claims in the lawsuit. On October 31, 2024, the Court entered the Consent Decree approving the settlement among KGUSA, Crown and OHA. Under the settlement, KGUSA and Crown paid a total of $5.4 million, inclusive of attorneys’ fees and payments towards supplemental environmental projects in the local area by conservation organizations. The State of Washington was not a party to this settlement. On November 22, 2024, KGUSA and Crown moved for judgment on the pleadings against the State of Washington, which motion was granted on February 4, 2025, and the State’s Amended Complaint was dismissed with prejudice. The State of Washington subsequently moved for relief from judgment, which was denied on March 11, 2025. On April 9, 2025, the State of Washington filed a Notice of Appeal as to the Court’s order granting judgment on the pleadings and this appeal remains pending.

Manh Choh related matters

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. (“KG Mining”). KG Mining is a 70% owner and managing member of Peak Gold, LLC (“Peak Gold”), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful.

On October 20, 2023, the Committee for Safe Communities (“CSC”), an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities (“DOT”). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold’s ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT’s actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and sought expedited consideration of its motion. If granted, the motion could impact Peak Gold’s ore haul plans. On November 9, 2023, the Court denied the plaintiff’s motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC’s motion to intervene. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery. On May 14, 2024, the Court issued an Order denying the plaintiff’s motion for preliminary injunction and staying discovery. On June 24, 2024, the Court issued an Order granting judgment on the pleadings as to three of the four claims for relief alleged in the Complaint and denying relief as to the claim for public nuisance. The Order further lifted the stay of discovery. On July 3, 2024, the DOT filed a motion for reconsideration as to the Court’s Order on the motion for judgment on the pleadings, which Peak Gold joined. On September 13, 2024, the Court entered an Order denying this motion. On May 9, 2025, and at CSC’s request, the Court entered an Order of Dismissal Without Prejudice as to CSC’s one remaining claim, vacated the trial date and closed the case.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2025

On July 1, 2024, the Village of Dot Lake, a federally recognized Indian Tribe, located approximately 50 miles from the Manh Choh mine on the ore haul route along the Alaska Highway (“Dot Lake”), filed a Complaint in the U.S. District Court for the District of Alaska against U.S. Army Corps of Engineers (the “Corps”) and Lt. General Scott A. Spellmon, in his official capacity as Chief of Engineers and Commanding General of the Corps. The Complaint seeks declaratory and injunctive relief based on the Corps’ alleged failure to consult with Dot Lake and to undertake an adequate environmental review with respect to the Corps’ issuance in September 2022 of a wetlands disturbance permit in connection with the overall permitting of the Manh Choh mine as to approximately 5 acres of wetlands located on Tetlin Village land. Peak Gold is not named as a defendant in the Complaint and, on August 20, 2024, Peak Gold moved to intervene in the action, which Dot Lake has opposed. On October 10, 2024, the Court granted intervention to Peak Gold. On October 18, 2024, Peak Gold joined the partial motion to dismiss that the Corps filed on August 23, 2024. On March 19, 2025, the Court entered an Order on Motion to Partially Dismiss, which Order dismissed three of the four claims asserted in the Complaint. On April 1, 2025, Dot Lake filed an Amended Complaint which seeks to reassert one of the claims that was dismissed without prejudice. On May 2, 2025, Peak Gold filed a Motion to Dismiss this reasserted claim, which motion was granted on July 31, 2025. On September 29, 2025, the Court entered an Order dismissing the action with prejudice based on the Stipulated Dismissal of Action filed by the parties and the Court closed the case.

7.	SUMMARY OF QUARTERLY INFORMATION

	2025			2024				2023
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$1,802.1	$1,728.5	$1,497.5	$1,415.8	$1,432.0	$1,219.5	$1,081.5	$1,115.7
Net earnings attributable to common shareholders	$584.9	$530.7	$368.0	$275.6	$355.3	$210.9	$107.0	$65.4
Net earnings per share attributable to common shareholders (basic and diluted)	$0.48	$0.43	$0.30	$0.22	$0.29	$0.17	$0.09	$0.06
Net cash flow provided from operating activities	$1,024.1	$992.4	$597.1	$734.5	$733.5	$604.0	$374.4	$410.9

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the third quarter of 2025, revenue was $1,802.1 million on sales of 520,733 total gold equivalent ounces compared to $1,432.0 million on sales of 578,323 total gold equivalent ounces during the third quarter of 2024. The average realized gold price in the third quarter of 2025 was $3,460 per ounce compared to $2,477 per ounce in the third quarter of 2024.

Production cost of sales in the third quarter of 2025 increased by 6% compared to the third quarter of 2024. The increase in costs was mainly due to production and sales mix, including lower production from higher-grade, higher-recovery ore feed from Manh Choh at Fort Knox and lower planned production from the lowest-cost Tasiast operation. Production cost of sales and production cost of sales per ounce were further impacted by higher royalty costs in 2025 as a result of the higher average realized gold price.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals thereof during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

In the third quarter of 2024, the Company recorded an after-tax impairment reversal of $71.5 million, related to property, plant and equipment at Round Mountain. In the fourth quarter of 2023, the Company recorded an after-tax impairment charge of $35.8 million related to inventory at Fort Knox. The impairment reversal in 2024 was net of an income tax expense of $2.6 million while the impairment charge in 2023 was net of an income tax recovery of $3.1 million.

Net cash flow provided from operating activities increased to $1,024.1 million in the third quarter of 2025 from $733.5 million in the third quarter of 2024, primarily due to the increase in margins and changes in working capital, partially offset by income taxes paid.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

For the quarter ended September 30, 2025, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024, except for those disclosed in Note 3 of the interim financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2024 and for additional information please refer to the Annual Information Form for the year ended December 31, 2024, each of which is available on the Company’s website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share amounts)	2025	2024	2025	2024
Net earnings attributable to common shareholders - as reported	$584.9	$355.3	$1,483.6	$673.2
Adjusting items:
Foreign exchange losses (gains)	9.8	4.8	28.6	(5.1)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(15.6)	7.7	(36.6)	32.0
Taxes in respect of prior periods	3.3	(0.2)	(1.3)	(22.9)
Impairment reversal	-	(74.1)	-	(74.1)
Gain on sale of Asante holdings(a)	(53.0)	-	(53.0)	-
Tasiast mill fire related costs	-	-	13.0	-
Insurance recoveries	-	-	-	(22.9)
Other(b)	0.9	0.8	4.3	16.2
Tax effects of the above adjustments	(0.7)	4.4	(4.0)	1.9
	(55.3)	(56.6)	(49.0)	(74.9)
Adjusted net earnings	$529.6	$298.7	$1,434.6	$598.3
Weighted average number of common shares outstanding - Basic	1,215.3	1,229.0	1,223.8	1,228.8
Adjusted net earnings per share	$0.44	$0.24	$1.17	$0.49
Basic earnings per share attributable to common shareholders - as reported	$0.48	$0.29	$1.21	$0.55

(a)	The gain on sale of Asante holdings includes interest income of $21.8 million related to prior periods.
(b)	Other includes various impacts, such as settlement provisions, one-time costs and credits at sites, restructuring costs, adjustments related to prior years as well as gains and losses on assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2025	2024	2025	2024
Net cash flow provided from operating activities - as reported	$1,024.1	$733.5	$2,613.6	$1,711.9
Adjusting items:
Attributable(a) capital expenditures	(307.6)	(275.5)	(813.5)	(772.1)
Non-controlling interest(b) cash flow from operating activities	(29.8)	(43.4)	(96.0)	(34.0)
Attributable(a) free cash flow	$686.7	$414.6	$1,704.1	$905.8

See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2025	2024	2025	2024
Net cash flow provided from operating activities - as reported	$1,024.1	$733.5	$2,613.6	$1,711.9
Adjusting items:
Insurance proceeds received in respect of prior years	-	-	-	(22.9)
Working capital changes:
Accounts receivable and other assets	48.0	30.9	33.7	15.9
Inventories	19.9	11.5	49.4	3.1
Accounts payable, accrued liabilities and other, including income taxes paid	(209.8)	(108.2)	(228.5)	(137.3)
	882.2	667.7	2,468.2	1,570.7
Non-controlling interest(b) cash flow from operating activities, net of working capital changes	(37.0)	(42.7)	(102.9)	(41.7)
Attributable(a) adjusted operating cash flow	$845.2	$625.0	$2,365.3	$1,529.0

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company’s gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and average realized gold price per ounce)	2025	2024	2025	2024
Metal sales - as reported	$1,802.1	$1,432.0	$5,028.1	$3,733.0
Less: silver revenue(c)	(32.3)	(21.5)	(77.4)	(97.3)
Less: non-controlling interest(b) gold revenue	(57.8)	(67.5)	(165.9)	(67.5)
Attributable(a) gold revenue	$1,712.0	$1,343.0	$4,784.8	$3,568.2
Gold ounces sold	511,564	569,506	1,547,223	1,578,232
Less: non-controlling interest(b) gold ounces sold	(16,428)	(27,676)	(51,575)	(27,676)
Attributable(a) gold ounces sold	495,136	541,830	1,495,648	1,550,556
Attributable(a) average realized gold price per ounce	$3,458	$2,479	$3,199	$2,301
Average realized gold price per ounce(d)	$3,460	$2,477	$3,200	$2,304

See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the interim condensed consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Attributable(a) production cost of sales	$577.3	$539.4	$1,649.2	$1,588.4
Gold equivalent ounces sold	520,733	578,323	1,571,045	1,621,483
Less: non-controlling interest(b) gold equivalent ounces sold	(16,622)	(27,775)	(52,070)	(27,775)
Attributable(a) gold equivalent ounces sold	504,111	550,548	1,518,975	1,593,708
Attributable(a) production cost of sales per equivalent ounce sold	$1,145	$980	$1,086	$997
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See page 36 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Less: attributable(a) silver revenue(c)	(31.7)	(21.4)	(75.8)	(97.2)
Attributable(a) production cost of sales net of silver by-product revenue	$545.6	$518.0	$1,573.4	$1,491.2
Gold ounces sold	511,564	569,506	1,547,223	1,578,232
Less: non-controlling interest(b) gold ounces sold	(16,428)	(27,676)	(51,575)	(27,676)
Attributable(a) gold ounces sold	495,136	541,830	1,495,648	1,550,556
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,102	$956	$1,052	$962
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Less: attributable(a) silver revenue(c)	(31.7)	(21.4)	(75.8)	(97.2)
Attributable(a) production cost of sales net of silver by-product revenue	$545.6	$518.0	$1,573.4	$1,491.2
Adjusting items on an attributable(a) basis:
General and administrative(f)	31.2	27.2	96.5	90.3
Other operating expense - sustaining(g)	0.4	2.5	1.5	4.9
Reclamation and remediation - sustaining(h)	21.7	18.4	66.4	56.1
Exploration and business development - sustaining(i)	10.7	10.6	38.5	32.4
Additions to property, plant and equipment - sustaining(j)	174.7	141.8	406.6	367.6
Lease payments - sustaining(k)	1.8	3.2	4.4	9.9
All-in Sustaining Cost on a by-product basis - attributable(a)	$786.1	$721.7	$2,187.3	$2,052.4
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	24.2	12.9	59.5	32.8
Reclamation and remediation - non-sustaining(h)	2.3	1.7	6.9	5.1
Exploration and business development - non-sustaining(i)	38.9	38.3	113.8	113.0
Additions to property, plant and equipment - non-sustaining(j)	132.9	133.7	406.9	404.5
Lease payments - non-sustaining(k)	0.2	0.1	0.6	0.2
All-in Cost on a by-product basis - attributable(a)	$984.6	$908.4	$2,775.0	$2,608.0
Gold ounces sold	511,564	569,506	1,547,223	1,578,232
Less: non-controlling interest(b) gold ounces sold	(16,428)	(27,676)	(51,575)	(27,676)
Attributable(a) gold ounces sold	495,136	541,830	1,495,648	1,550,556
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,588	$1,332	$1,462	$1,324
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,989	$1,677	$1,855	$1,682
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per equivalent ounce)	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Attributable(a) production cost of sales	$577.3	$539.4	$1,649.2	$1,588.4
Adjusting items on an attributable(a) basis:
General and administrative(f)	31.2	27.2	96.5	90.3
Other operating expense - sustaining(g)	0.4	2.5	1.5	4.9
Reclamation and remediation - sustaining(h)	21.7	18.4	66.4	56.1
Exploration and business development - sustaining(i)	10.7	10.6	38.5	32.4
Additions to property, plant and equipment - sustaining(j)	174.7	141.8	406.6	367.6
Lease payments - sustaining(k)	1.8	3.2	4.4	9.9
All-in Sustaining Cost - attributable(a)	$817.8	$743.1	$2,263.1	$2,149.6
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	24.2	12.9	59.5	32.8
Reclamation and remediation - non-sustaining(h)	2.3	1.7	6.9	5.1
Exploration and business development - non-sustaining(i)	38.9	38.3	113.8	113.0
Additions to property, plant and equipment - non-sustaining(j)	132.9	133.7	406.9	404.5
Lease payments - non-sustaining(k)	0.2	0.1	0.6	0.2
All-in Cost - attributable(a)	$1,016.3	$929.8	$2,850.8	$2,705.2
Gold equivalent ounces sold	520,733	578,323	1,571,045	1,621,483
Less: non-controlling interest(b) gold equivalent ounces sold	(16,622)	(27,775)	(52,070)	(27,775)
Attributable(a) gold equivalent ounces sold	504,111	550,548	1,518,975	1,593,708
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,622	$1,350	$1,490	$1,349
Attributable(a) all-in cost per equivalent ounce sold	$2,016	$1,689	$1,877	$1,697
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See page 36 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the interim condensed consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross’ 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Three months ended September 30, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$47.6	$58.2	$18.5	$45.0	$4.5	$5.3	$54.8	$0.2	$179.3
Non-sustaining capital expenditures	$54.4	$-	$-	$-	$28.5	$22.6	$51.1	$27.4	$132.9
Additions to property, plant and equipment - per cash flow	$102.0	$58.2	$18.5	$45.0	$33.0	$27.9	$105.9	$27.6	$312.2
Less: Non-controlling interest(b)	$-	$-	$-	$(4.6)	$-	$-	$(4.6)	$-	$(4.6)
Attributable(a) capital expenditures	$102.0	$58.2	$18.5	$40.4	$33.0	$27.9	$101.3	$27.6	$307.6

Three months ended September 30, 2024
Sustaining capital expenditures	$13.5	$41.2	$21.3	$56.6	$5.2	$5.0	$66.8	$0.2	$143.0
Non-sustaining capital expenditures	$70.3	$-	$3.6	$13.8	$30.7	$1.1	$45.6	$16.2	$135.7
Additions to property, plant and equipment - per cash flow	$83.8	$41.2	$24.9	$70.4	$35.9	$6.1	$112.4	$16.4	$278.7
Less: Non-controlling interest(b)	$-	$-	$-	$(3.2)	$-	$-	$(3.2)	$-	$(3.2)
Attributable(a) capital expenditures	$83.8	$41.2	$24.9	$67.2	$35.9	$6.1	$109.2	$16.4	$275.5

Nine months ended September 30, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$84.4	$121.0	$59.1	$116.2	$13.0	$24.9	$154.1	$0.5	$419.1
Non-sustaining capital expenditures	$187.4	$-	$-	$-	$82.4	$61.2	$143.6	$75.9	$406.9
Additions to property, plant and equipment - per cash flow	$271.8	$121.0	$59.1	$116.2	$95.4	$86.1	$297.7	$76.4	$826.0
Less: Non-controlling interest(b)	$-	$-	$-	$(12.5)	$-	$-	$(12.5)	$-	$(12.5)
Attributable(a) capital expenditures	$271.8	$121.0	$59.1	$103.7	$95.4	$86.1	$285.2	$76.4	$813.5

Nine months ended September 30, 2024
Sustaining capital expenditures	$30.6	$105.4	$39.2	$141.9	$11.0	$41.8	$194.7	$(1.0)	$368.9
Non-sustaining capital expenditures	$207.9	$-	$3.6	$96.3	$81.4	$1.3	$179.0	$35.4	$425.9
Additions to property, plant and equipment - per cash flow	$238.5	$105.4	$42.8	$238.2	$92.4	$43.1	$373.7	$34.4	$794.8
Less: Non-controlling interest(b)	$-	$-	$-	$(22.7)	$-	$-	$(22.7)	$-	$(22.7)
Attributable(a) capital expenditures	$238.5	$105.4	$42.8	$215.5	$92.4	$43.1	$351.0	$34.4	$772.1

See page 36 of this MD&A for details of the footnotes referenced within the tables above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)	“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold and effectively reduces the cost of gold production.
(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.
(j)	“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on page 35 of this MD&A and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, and “Liquidity Outlook” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks for 2025 of at least $600 million; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s debt levels; the schedules, budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; planned timing for the submission of impact statements; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “aim”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “progress”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2024, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political, regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of this MD&A, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $25 impact on attributable production cost of sales per equivalent ounce sold 2,3.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $45 impact on Brazilian attributable production cost of sales per equivalent ounce sold 2.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold 2.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold 2.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold 2 as a result of a change in royalties.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a “qualified person” within the meaning of National Instrument 43-101.

3 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2025	2024
Assets
Current assets
Cash and cash equivalents		$1,721.7	$611.5
Restricted cash		14.2	10.2
Accounts receivable and prepaid assets	Note 6	154.0	257.3
Inventories	Note 6	1,381.2	1,243.2
Other current assets	Note 6	142.7	4.5
		3,413.8	2,126.7
Non-current assets
Property, plant and equipment	Note 6	8,047.3	7,968.6
Long-term investments		71.1	51.9
Other long-term assets	Note 6	597.8	713.1
Deferred tax assets		-	5.3
Total assets		$12,130.0	$10,865.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$700.4	$543.0
Current income tax payable		442.1	236.7
Current portion of long-term debt	Note 8	-	199.9
Current portion of provisions	Note 9	51.0	62.5
Other current liabilities		12.8	18.0
		1,206.3	1,060.1
Non-current liabilities
Long-term debt		1,236.9	1,235.5
Provisions		977.2	941.5
Other long-term liabilities		55.6	78.9
Deferred tax liabilities		571.1	549.0
Total liabilities		$4,047.1	$3,865.0

Equity
Common shareholders' equity
Common share capital	Note 10	$4,419.0	$4,487.3
Contributed surplus		10,369.6	10,643.0
Accumulated deficit		(6,807.7)	(8,181.3)
Accumulated other comprehensive loss		(24.0)	(87.4)
Total common shareholders' equity		7,956.9	6,861.6
Non-controlling interests		126.0	139.0
Total equity		$8,082.9	$7,000.6
Commitments and contingencies	Note 14
Subsequent events	Note 5, 8, and 10
Total liabilities and equity		$12,130.0	$10,865.6

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,209,993,934	1,229,125,606

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Operations

(Unaudited, expressed in millions of United States dollars, except per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2025	2024	2025	2024
Revenue
Metal sales		$1,802.1	$1,432.0	$5,028.1	$3,733.0

Cost of sales
Production cost of sales		598.6	564.3	1,713.7	1,613.3
Depreciation, depletion and amortization		285.4	296.2	836.7	862.7
Impairment reversal	Note 6	-	(74.1)	-	(74.1)
Total cost of sales		884.0	786.4	2,550.4	2,401.9
Gross profit		918.1	645.6	2,477.7	1,331.1
Other operating expense		26.1	21.1	71.2	50.6
Exploration and business development		50.7	49.6	154.7	147.0
General and administrative		31.2	27.2	96.5	94.3
Operating earnings		810.1	547.7	2,155.3	1,039.2
Other income (expense) - net		16.8	(6.0)	(16.2)	(0.2)
Finance income		45.2	6.3	56.8	14.7
Finance expense	Note 6	(30.7)	(23.5)	(98.8)	(66.8)
Earnings before tax		841.4	524.5	2,097.1	986.9
Income tax expense - net		(232.3)	(134.2)	(540.0)	(281.1)
Net earnings		$609.1	$390.3	$1,557.1	$705.8
Net earnings attributable to:
Non-controlling interests		$24.2	$35.0	$73.5	$32.6
Common shareholders		$584.9	$355.3	$1,483.6	$673.2
Earnings per share attributable to common shareholders
Basic		$0.48	$0.29	$1.21	$0.55
Diluted		$0.48	$0.29	$1.21	$0.55

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Comprehensive INCOME

(Unaudited, expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Net earnings	$609.1	$390.3	$1,557.1	$705.8

Other comprehensive income (loss), net of tax:
Item that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income - net change in fair value	24.0	9.7	53.6	5.3

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(a)	(4.4)	(2.8)	5.9	(3.2)
Cash flow hedges - reclassified out of accumulated other comprehensive income(b)	1.2	(0.6)	3.9	(3.1)
	20.8	6.3	63.4	(1.0)
Total comprehensive income	$629.9	$396.6	$1,620.5	$704.8

Attributable to non-controlling interests	$24.2	$35.0	$73.5	$32.6
Attributable to common shareholders	$605.7	$361.6	$1,547.0	$672.2

(a)	Net of tax expense (recovery) of $0.2 million, 3 months; $3.4 million, 9 months (2024 - $(1.5) million, 3 months; $(1.8) million, 9 months).
(b)	Net of tax expense (recovery) of $(0.2) million, 3 months; $0.2 million, 9 months (2024 - $nil, 3 months; $(1.3) million, 9 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Cash Flows

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2025	2024	2025	2024
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$609.1	$390.3	$1,557.1	$705.8
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		285.4	296.2	836.7	862.7
Impairment reversal	Note 6	-	(74.1)	-	(74.1)
Share-based compensation expense		3.4	1.3	11.2	6.6
Finance expense	Note 6	30.7	23.5	98.8	66.8
Deferred tax expense		32.9	21.6	35.4	9.0
Gain on sale of Asante Gold Corporation holdings	Note 5	(63.0)	-	(63.0)	-
Foreign exchange (gains) losses and other		(16.3)	8.9	(8.0)	16.8
Changes in operating assets and liabilities:
Accounts receivable and other assets		(48.0)	(30.9)	(33.7)	(15.9)
Inventories		(19.9)	(11.5)	(49.4)	(3.1)
Accounts payable, accrued liabilities and other		267.1	127.4	574.1	288.0
Cash flow provided from operating activities		1,081.4	752.7	2,959.2	1,862.6
Income taxes paid		(57.3)	(19.2)	(345.6)	(150.7)
Net cash flow provided from operating activities		1,024.1	733.5	2,613.6	1,711.9
Investing:
Additions to property, plant and equipment		(312.2)	(278.7)	(826.0)	(794.8)
Interest paid capitalized to property, plant and equipment	Note 8	(4.5)	(33.0)	(18.0)	(84.9)
Proceeds from long-term investments and other assets		94.3	-	94.3	4.8
Additions to long-term investments and other assets		(12.5)	(11.4)	(36.4)	(35.0)
Increase in restricted cash - net		(1.5)	(1.3)	(4.0)	(1.0)
Interest received and other - net		11.1	6.0	24.3	13.7
Net cash flow of continuing operations used in investing activities		(225.3)	(318.4)	(765.8)	(897.2)
Net cash flow of discontinued operations provided from investing activities	Note 5	53.4	-	53.4	-
Financing:
Repayment of debt	Note 8	-	(350.0)	(200.0)	(550.0)
Interest paid	Note 8	(31.0)	(17.1)	(55.0)	(35.6)
Payment of lease liabilities	Note 8	(2.0)	(3.3)	(5.0)	(10.1)
Funding from non-controlling interest		-	4.1	-	31.3
Distributions paid to non-controlling interest		(33.0)	(19.5)	(87.0)	(19.5)
Dividends paid to common shareholders	Note 10	(36.4)	(36.9)	(110.0)	(110.6)
Repurchase and cancellation of shares	Note 10	(165.1)	-	(335.2)	-
Other - net		-	0.1	-	0.4
Net cash flow used in financing activities		(267.5)	(422.6)	(792.2)	(694.1)
Effect of exchange rate changes on cash and cash equivalents		0.5	0.3	1.2	(0.2)
Increase (decrease) in cash and cash equivalents		585.2	(7.2)	1,110.2	120.4
Cash and cash equivalents, beginning of period		1,136.5	480.0	611.5	352.4
Cash and cash equivalents, end of period		$1,721.7	$472.8	$1,721.7	$472.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Equity

(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2025	2024	2025	2024
Common share capital
Balance at the beginning of the period		$4,451.0	$4,486.7	$4,487.3	$4,481.6
Transfer from contributed surplus on exercise of restricted shares		0.2	0.1	6.4	4.7
Options exercised, including cash		-	-	0.1	0.5
Repurchase and cancellation of shares	Note 10	(32.2)	-	(74.8)	-
Balance at the end of the period	Note 10	$4,419.0	$4,486.8	$4,419.0	$4,486.8

Contributed surplus
Balance at the beginning of the period		$10,503.7	$10,640.4	$10,643.0	$10,646.0
Share-based compensation		3.4	1.3	11.2	6.6
Transfer of fair value of exercised options and restricted shares		(0.8)	(0.3)	(17.0)	(10.8)
Repurchase and cancellation of shares	Note 10	(136.2)	-	(267.1)	-
Other		(0.5)	-	(0.5)	(0.4)
Balance at the end of the period		$10,369.6	$10,641.4	$10,369.6	$10,641.4

Accumulated deficit
Balance at the beginning of the period		$(7,356.2)	$(8,738.4)	$(8,181.3)	$(8,982.6)
Dividends paid	Note 10	(36.4)	(36.9)	(110.0)	(110.6)
Net earnings attributable to common shareholders		584.9	355.3	1,483.6	673.2
Balance at the end of the period		$(6,807.7)	$(8,420.0)	$(6,807.7)	$(8,420.0)

Accumulated other comprehensive loss
Balance at the beginning of the period		$(44.8)	$(68.6)	$(87.4)	$(61.3)
Other comprehensive income (loss), net of tax		20.8	6.3	63.4	(1.0)
Balance at the end of the period		$(24.0)	$(62.3)	$(24.0)	$(62.3)
Total accumulated deficit and accumulated other comprehensive loss		$(6,831.7)	$(8,482.3)	$(6,831.7)	$(8,482.3)

Total common shareholders' equity		$7,956.9	$6,645.9	$7,956.9	$6,645.9

Non-controlling interests
Balance at the beginning of the period		$134.3	$127.3	$139.0	$102.0
Net earnings attributable to non-controlling interests		24.2	35.0	73.5	32.6
Distributions paid to non-controlling interest		(33.0)	(19.5)	(87.0)	(19.5)
Funding from non-controlling interest		-	4.1	-	31.3
Other		0.5	-	0.5	0.5
Balance at the end of the period		$126.0	$146.9	$126.0	$146.9

Total equity		$8,082.9	$6,792.8	$8,082.9	$6,792.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

The unaudited interim condensed consolidated financial statements (“interim financial statements”) of the Company for the period ended September 30, 2025 were authorized for issue in accordance with a resolution of the Board of Directors on November 4, 2025.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2024, except for the adoption of amendments to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”). See Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB.

3.	CHANGES IN MATERIAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

i.	Changes in Material Accounting Policies

On January 1, 2025, the Company adopted amendments to IAS 21 which specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments did not have an impact on the Company’s interim financial statements and the comparative periods on the date of adoption as Kinross only transacts in exchangeable currencies.

ii.	Recent Accounting Pronouncements Issued Not Yet Adopted

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 “Statement of Cash Flows” were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”). The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system.

6

KINROSS GOLD CORPORATION

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted, and are not expected to have an impact on the Company’s financial statements.

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The amendments are not expected to have a significant impact on the Company’s financial statements.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

5.	DIVESTITURES

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares (the “transaction”). In accordance with the share purchase and sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante common shares on closing, and the remaining cash consideration of $128.8 million (the “Deferred Consideration”) was to be received over the two-year period subsequent to closing.

On August 8, 2025, the Company and Asante amended the share purchase and sale agreement (the “Amended Sale Agreement”) including with respect to the remaining Deferred Consideration. On August 12, 2025, Asante settled the outstanding Deferred Consideration including accrued interest through a cash payment of $53.4 million, 36,927,650 Asante common shares, and a convertible debenture in the principal amount of $79.7 million, which was determined to be fair value. The Asante common shares were recorded at fair value of $44.0 million based on the quoted market price on the closing date and were subsequently measured at FVOCI. The convertible debenture matures on August 12, 2032, and may be converted into common shares of Asante at a conversion price of C$1.81 per share up until August 12, 2030.

In connection with the Amended Sale Agreement, the Company recognized interest of $31.8 million in Finance income and a gain on refinancing of $15.4 million in Other income on closing of the transaction.

In September 2025, the Company sold all of its Asante common shares, an aggregate of 66,778,634 shares, for net consideration of $82.8 million.  As a result, the Company recognized gains in Other comprehensive income of $5.5 million. In combination with the cash payments received from the Amended Sale Agreement and the proceeds from the sale of Asante securities, the Company received $136.2 million in cash in the third quarter.

Subsequent to September 30, 2025, the Company exercised its conversion option on the total amount of the convertible debenture, including principal and accrued interest, and received 61,735,867 Asante common shares. The Company subsequently sold all of the newly issued Asante common shares for net proceeds of $95.5 million. The convertible debenture was recorded at the transaction value of $95.5 million as at September 30, 2025, and the Company recognized an additional gain of $15.8 million in Other income during the three months ended September 30, 2025.

Since the closing of the transaction in 2022, the Company has realized $313.6 million in cash proceeds compared with the original sale price of $225.0 million.

7

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Accounts receivable and prepaid assets:

	September 30,	December 31,
	2025	2024
Deferred payment consideration(a)	$-	$100.0
Receivables	45.4	52.6
VAT receivables	30.5	44.6
Prepaid expenses	55.3	43.4
Deposits	22.8	16.7
	$154.0	$257.3

(a)	Deferred payment consideration is related to the fair value of the Deferred Consideration in connection with the sale of the Company’s Chirano operations in 2022. On August 12, 2025, the Company received the Deferred Consideration in the form of cash, common shares and a convertible debenture. See Note 5.

ii.	Inventories:

	September 30,	December 31,
	2025	2024
Ore in stockpiles(a)	$521.9	$512.3
Ore on leach pads(b)(c)	688.3	708.5
In-process	175.4	186.9
Finished metal	25.3	19.4
Materials and supplies	389.5	374.5
	1,800.4	1,801.6
Long-term portion of ore in stockpiles and ore on leach pads(a)(b)	(419.2)	(558.4)
	$1,381.2	$1,243.2

(a)	Ore in stockpiles relates to the Company’s operating mines. Material not scheduled for processing within the next 12 months is included in Other long-term assets. See Note 6v.
(b)	Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2027 and at Round Mountain and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in Other long-term assets. See Note 6v.
(c)	During the three and nine months ended September 30, 2025, the Company recognized a reversal of net realizable value inventory adjustments which decreased Production cost of sales by $8.1 million and $22.8 million, respectively, and Depreciation, depletion and amortization by $4.3 million and $15.8 million, respectively.

iii.	Other current assets

	September 30,	December 31,
	2025	2024
Convertible debenture(a)	$95.5	$-
Total return swaps(b)	41.1	1.4
Other	6.1	3.1
	$142.7	$4.5

(a)	See Note 5.
(b)	Total return swaps are entered into as economic hedges of the Company’s deferred share units and cash-settled restricted share units. At September 30, 2025, 4,365,000 total return swap units were outstanding.

iv.	Property, plant and equipment:

During the nine months ended September 30, 2025, $922.4 million of additions (nine months ended September 30, 2024 – $962.6 million) were capitalized to Property, plant and equipment.

8

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Other long-term assets:

	September 30,	December 31,
	2025	2024
Long-term portion of ore in stockpiles and ore on leach pads(a)	$419.2	$558.4
Long-term receivables	78.4	75.5
Advances to suppliers	41.6	46.6
Investment in joint venture - Puren(b)	35.7	13.7
Other	22.9	18.9
	$597.8	$713.1

(a)	Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at September 30, 2025, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.
(b)	The Company’s Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

Interim Condensed Consolidated Statements of Operations

vi.	Impairment reversal:

At September 30, 2024, the Company identified the increase in the Company’s future gold price estimates as an indicator of impairment reversal and performed an assessment to determine the recoverable amount of the Round Mountain cash generating unit. The Company recorded an impairment reversal of $74.1 million on September 30, 2024, related entirely to property, plant and equipment at Round Mountain, as the recoverable amount was determined to be greater than the carrying amount. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been previously recognized, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million. After giving effect to the impairment reversal, the carrying value of Round Mountain was $464.5 million as at September 30, 2024.

vii.	Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest expense, including accretion of debt and lease liabilities(a)	$(18.1)	$(13.3)	$(60.9)	$(36.1)
Accretion of reclamation and remediation obligations	(12.6)	(10.2)	(37.9)	(30.7)
	$(30.7)	$(23.5)	$(98.8)	$(66.8)

(a)	During the three and nine months ended September 30, 2025, $3.0 million and $5.9 million, respectively, of interest was capitalized to Property, plant and equipment (three and nine months ended September 30, 2024 - $21.1 million and $75.0 million, respectively).

Total interest paid, including interest capitalized to Property, plant and equipment, during the three and nine months ended September 30, 2025 was $35.5 million and $73.0 million, respectively (three and nine months ended September 30, 2024 - $50.1 million and $120.5 million, respectively). See Note 8iv.

9

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

7.	FAIR VALUE MEASUREMENT

i.	Recurring fair value measurement

Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2025 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$71.1	$-	$-	$71.1
Convertible debenture	-	95.5	-	95.5
Derivative contracts:
Foreign currency forward and collar contracts	-	1.0	-	1.0
Energy swap contracts	-	(2.8)	-	(2.8)
Total return swaps	-	41.1	-	41.1
Other contracts	-	1.4	-	1.4
	$71.1	$136.2	$-	$207.3

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI for shares in publicly traded companies is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore these equity instruments are classified within Level 1 of the fair value hierarchy.

Convertible debenture:

The Asante convertible debenture is valued using a discounted cash flow and Black-Scholes option pricing model. The valuation requires a variety of inputs, including contractual cash flows, adjusted market prices, observed equity volatility and applicable yield curves. As the fair value of the convertible debenture is derived from adjusted market prices for Asante common shares, the convertible debenture is classified within Level 2 of the fair value hierarchy.

Subsequent to September 30, 2025, the Company exercised the conversion feature and sold the acquired Asante common shares. See Note 5. The Company determined the fair value upon settlement of the convertible debenture was consistent with the fair value determined as of September 30, 2025.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

ii.	Fair value of financial assets and liabilities not measured and recognized at fair value

Cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities are measured at amortized cost. Carrying values for these financial instruments approximate their fair values due to their short-term maturities.

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

10

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

		September 30, 2025				December 31, 2024
	Interest Rates	Nominal Amount	Deferred Financing Costs(a)	Carrying Amount	Fair Value(b)	Carrying Amount	Fair Value(b)
Senior notes	(i) 4.50%-6.875%	$1,243.9	$(7.0)	$1,236.9	$1,320.0	$1,235.5	$1,272.7
Term loan	(ii) SOFR plus 1.25%	-	-	-	-	199.9	200.0
Total long-term and current debt		$1,243.9	$(7.0)	$1,236.9	$1,320.0	$1,435.4	$1,472.7
Less: current portion		-	-	-	-	(199.9)	(200.0)
Long-term debt and credit facility		$1,243.9	$(7.0)	$1,236.9	$1,320.0	$1,235.5	$1,272.7

(a)	Includes transaction costs on the senior notes.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7ii.

i.	Senior notes

The Company’s senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041. On November 4, 2025, the Company announced that it will redeem all outstanding 4.50% senior notes on December 4, 2025. These notes will be redeemed at a redemption price determined in accordance with the terms of the notes and will include accrued and unpaid interest.

ii.	Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

As at September 30, 2025, the Company had utilized $7.0 million (December 31, 2024 - $6.9 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at September 30, 2025, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at September 30, 2025.

iii.	Other

The Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada from $400.0 million to $500.0 million and extended the maturity date from June 30, 2026 to June 30, 2028, effective November 4, 2025. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at September 30, 2025, $248.1 million (December 31, 2024 - $247.2 million) was utilized under this facility.

In addition, as at September 30, 2025, the Company had $775.9 million (December 31, 2024 - $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.64%.

11

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iv.	Changes in liabilities arising from financing activities

	Total current	Lease	Accrued interest
	and long-term debt	liabilities(a)	payable(b)	Total
Balance as at January 1, 2025	$1,435.4	$17.1	$31.1	$1,483.6
Changes from financing cash flows
Debt repayments	(200.0)	-	-	(200.0)
Interest paid	-	-	(55.0)	(55.0)
Payment of lease liabilities	-	(5.0)	-	(5.0)
	1,235.4	12.1	(23.9)	1,223.6
Other changes
Interest expense and accretion(c)	$-	$0.9	$60.0	$60.9
Capitalized interest(d)	-	-	5.9	5.9
Capitalized interest paid	-	-	(18.0)	(18.0)
Additions of lease liabilities	-	8.0	-	8.0
Other	1.5	0.6	(11.4)	(9.3)
	1.5	9.5	36.5	47.5
Balance as at September 30, 2025	$1,236.9	$21.6	$12.6	$1,271.1

(a)	Included in Other current and long-term liabilities
(b)	Included in Accounts payable and accrued liabilities.
(c)	Included in Finance expense. See Note 6vii.
(d)	Included in Property, plant and equipment.

9.	PROVISIONS

	September 30,	December 31,
	2025	2024
Reclamation and remediation obligations	$966.6	$948.6
Other provisions	61.6	55.4
Total provisions and current provisions	$1,028.2	$1,004.0
Less: current portion	(51.0)	(62.5)
Non-current portion	$977.2	$941.5

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2025 and year ended December 31, 2024 is as follows:

	Nine months ended		Year ended
	September 30, 2025		December 31, 2024
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,229,126	$4,487.3	1,227,838	$4,481.6
Issued:
Issued under share option and restricted share plans	(1,352)	6.5	1,288	5.7
Repurchase and cancellation of shares (i)	(20,484)	(74.8)	-	-
Total common share capital	1,209,994	$4,419.0	1,229,126	$4,487.3

i.	Repurchase and cancellation of common shares

On March 19, 2025, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”) program. Under the program, the Company is authorized to purchase up to 110,350,160 of its common shares during the period starting on March 24, 2025 and ending on March 23, 2026.

During the nine months ended September 30, 2025, the Company repurchased and cancelled 20,483,949 common shares for $341.9 million at an average price of $16.36 per share. The book value of the cancelled shares was $74.8 million and was recorded as a reduction to common share capital.

Subsequent to September 30, 2025, the Company repurchased and cancelled 2,844,959 common shares for $70.0 million.

12

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Dividends on common shares

The following summarizes dividends declared and paid during the nine months ended September 30, 2025 and 2024:

	2025		2024
	Per share	Total paid	Per share	Total paid
Dividends declared and paid during the period:
Three months ended March 31	$0.03	$36.9	$0.03	$36.9
Three months ended June 30	0.03	36.7	0.03	36.8
Three months ended September 30	0.03	36.4	0.03	36.9
Total		$110.0		$110.6

There were no dividends declared and unpaid at September 30, 2025 or September 30, 2024.

On November 4, 2025, the Board of Directors declared a dividend of $0.035 per common share payable on December 10, 2025 to shareholders of record on November 26, 2025.

11.	SHARE-BASED PAYMENTS

i.	Restricted share unit plans

(a)	Restricted share units (“RSUs”)

The following table summarizes the changes in RSUs for the nine months ended September 30, 2025:

	Nine months ended September 30, 2025
	Number of units (000's)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2025	6,220	$6.43
Granted	1,822	16.34
Reinvested	32	9.76
Redeemed - Cash	(1,433)	6.02
Redeemed - Equity	(1,110)	6.19
Forfeited	(436)	8.83
Outstanding at end of period	5,095	$9.96

As at September 30, 2025, there were 3,097,427 cash-settled RSUs outstanding, for which the Company had recognized a liability of $33.2 million within Accounts payable and accrued liabilities, and $13.0 million within Other long-term liabilities.

(b)	Restricted performance share units (“RPSUs”)

The following table summarizes the changes in RPSUs for the nine months ended September 30, 2025:

	Nine months ended September 30, 2025
	Number of units (000's)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2025	4,208	$6.13
Granted	766	15.07
Reinvested	22	7.61
Redeemed	(1,174)	7.04
Forfeited	(38)	11.00
Outstanding at end of period	3,784	$7.62

13

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company for the nine months ended September 30, 2025 was 77,787 and the weighted average fair value per unit at the date of issue was C$22.42.

There were 1,794,626 DSUs outstanding, for which the Company had recognized a liability of $44.6 million as at September 30, 2025 (December 31, 2024 - $19.8 million), within Accounts payable and accrued liabilities.

iii.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and nine months ended September 30, 2025 was $0.9 million and $2.5 million, respectively (three and nine months ended September 30, 2024 - $0.7 million and $2.1 million, respectively).

12.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three and nine months ended September 30, 2025 were $584.9 million and $1,483.6 million, respectively (three and nine months ended September 30, 2024 - $355.3 million and $673.2 million, respectively).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share attributable to common shareholders for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(Number of common shares in thousands)	2025	2024	2025	2024
Basic weighted average shares outstanding	1,215,251	1,229,037	1,223,756	1,228,776
Weighted average shares dilution adjustments:
Stock options(a)	15	46	22	216
Restricted share units	1,599	1,929	1,572	1,798
Restricted performance share units	3,310	3,614	3,314	3,416
Diluted weighted average shares outstanding	1,220,175	1,234,626	1,228,664	1,234,206

(a)	Dilutive stock options were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2025, the average share price used was $19.22 and $15.09, respectively (three and nine months ended September 30, 2024 - $8.96 and $7.23, respectively).

13.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments						Non-operating segments
Three months ended September 30, 2025	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$403.0	516.3	200.6	408.9	129.5	143.8	-	-	$1,802.1
Cost of sales
Production cost of sales	103.4	139.9	69.0	159.7	78.1	48.5	-	-	598.6
Depreciation, depletion and amortization	68.1	53.2	34.9	76.8	21.3	29.8	0.2	1.1	285.4
Total cost of sales	171.5	193.1	103.9	236.5	99.4	78.3	0.2	1.1	884.0
Gross profit (loss)	$231.5	323.2	96.7	172.4	30.1	65.5	(0.2)	(1.1)	$918.1
Other operating expense (income)	4.0	(1.9)	(1.7)	6.0	(0.8)	-	2.0	18.5	26.1
Exploration and business development	7.6	1.7	5.7	3.3	1.0	3.3	5.7	22.4	50.7
General and administrative	-	-	-	-	-	-	-	31.2	31.2
Operating earnings (loss)	$219.9	323.4	92.7	163.1	29.9	62.2	(7.9)	(73.2)	$810.1
Other expense - net									16.8
Finance income									45.2
Finance expense									(30.7)
Earnings before tax									$841.4

Capital expenditures for the three months ended September 30, 2025(c)	$119.3	59.8	19.8	31.8	34.8	31.3	27.8	5.7	$330.3

14

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments						Non-operating segments
Three months ended September 30, 2024:	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$393.2	358.0	122.4	345.9	102.2	110.3	-	-	$1,432.0
Cost of sales
Production cost of sales	109.0	146.1	52.2	134.2	63.8	58.9	-	0.1	564.3
Depreciation, depletion and amortization	94.3	52.6	33.5	37.2	37.4	39.7	0.1	1.4	296.2
Impairment reversal	-	-	-	-	(74.1)	-	-	-	(74.1)
Total cost of sales	203.3	198.7	85.7	171.4	27.1	98.6	0.1	1.5	786.4
Gross profit (loss)	$189.9	159.3	36.7	174.5	75.1	11.7	(0.1)	(1.5)	$645.6
Other operating expense (income)	6.5	1.0	1.6	(0.1)	0.2	0.1	2.5	9.3	21.1
Exploration and business development	2.7	1.8	0.7	3.3	11.9	1.5	8.6	19.1	49.6
General and administrative	-	-	-	-	-	-	-	27.2	27.2
Operating earnings (loss)	$180.7	156.5	34.4	171.3	63.0	10.1	(11.2)	(57.1)	$547.7
Other income - net									(6.0)
Finance income									6.3
Finance expense									(23.5)
Earnings before tax									$524.5

Capital expenditures for the three months ended September 30, 2024(c)	$103.3	45.6	26.7	83.0	40.2	6.3	30.0	4.3	$339.4

	Operating segments						Non-operating segments
Nine months ended September 30, 2025	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$1,173.0	1,421.0	527.0	1,101.8	356.9	448.4	-	-	$5,028.1
Cost of sales
Production cost of sales	311.0	422.1	203.5	432.8	187.2	157.1	-	-	1,713.7
Depreciation, depletion and amortization	217.9	167.0	97.3	173.7	61.0	115.5	0.4	3.9	836.7
Total cost of sales	528.9	589.1	300.8	606.5	248.2	272.6	0.4	3.9	2,550.4
Gross profit (loss)	$644.1	831.9	226.2	495.3	108.7	175.8	(0.4)	(3.9)	$2,477.7
Other operating expense (income)	12.8	(1.3)	3.6	6.9	(0.6)	2.6	6.0	41.2	71.2
Exploration and business development	17.0	4.8	10.8	13.1	29.4	4.8	12.6	62.2	154.7
General and administrative	-	-	-	-	-	-	-	96.5	96.5
Operating earnings (loss)	$614.3	828.4	211.8	475.3	79.9	168.4	(19.0)	(203.8)	$2,155.3
Other expense - net									(16.2)
Finance income									56.8
Finance expense									(98.8)
Earnings before tax									$2,097.1

Capital expenditures for the nine months ended September 30, 2025(c)	$309.2	130.0	65.2	124.2	107.4	94.0	73.6	14.0	$917.6

	Operating segments						Non-operating segments
Nine months ended September 30, 2024	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$1,072.2	927.0	419.9	626.1	384.0	301.2	-	2.6	$3,733.0
Cost of sales
Production cost of sales	311.0	417.0	163.1	311.5	248.3	161.6	-	0.8	1,613.3
Depreciation, depletion and amortization	256.2	145.0	129.3	83.6	150.6	93.7	0.3	4.0	862.7
Impairment reversal	-	-	-	-	(74.1)	-	-	-	(74.1)
Total cost of sales	567.2	562.0	292.4	395.1	324.8	255.3	0.3	4.8	2,401.9
Gross profit (loss)	$505.0	365.0	127.5	231.0	59.2	45.9	(0.3)	(2.2)	$1,331.1
Other operating expense	25.5	7.2	5.8	-	0.7	1.1	4.8	5.5	50.6
Exploration and business development	6.1	5.4	1.6	8.6	36.8	5.3	32.0	51.2	147.0
General and administrative	-	-	-	-	-	-	-	94.3	94.3
Operating earnings (loss)	$473.4	352.4	120.1	222.4	21.7	39.5	(37.1)	(153.2)	$1,039.2
Other income - net									(0.2)
Finance income									14.7
Finance expense									(66.8)
Earnings before tax									$986.9

Capital expenditures for the nine months ended September 30, 2024(c)	$279.9	112.6	48.3	269.2	104.1	52.7	86.4	7.5	$960.7

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at
September 30, 2025	$2,387.8	1,555.8	327.3	976.8	446.4	206.8	1,672.2	474.2	$8,047.3

Total assets at
September 30, 2025	$3,084.6	2,198.6	646.9	1,654.8	733.4	381.2	1,676.3	1,754.2	$12,130.0

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at
December 31, 2024	$2,305.5	1,600.1	359.9	1,079.6	396.3	168.9	1,595.2	463.1	$7,968.6

Total assets at
December 31, 2024	$3,059.0	2,028.1	511.1	1,649.7	688.5	423.9	1,596.4	908.9	$10,865.6

(a)	The Fort Knox segment includes Manh Choh.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets, including Kettle River-Buckhorn, Lobo-Marte and Maricunga. Corporate and other includes metal sales and operating loss of Maricunga of $nil and $2.9 million and $nil and $9.4 million, respectively, for the three and nine months ended September 30, 2025 ($nil and $2.2 million and $2.6 million and $5.4 million, respectively, for the three and nine months ended September 30, 2024). During the year ended December 31, 2024, Maricunga sold its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019.
(c)	Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

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Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $21.6 million were recorded as at September 30, 2025.

Purchase commitments

At September 30 2025, the Company had future commitments of approximately $555.4 million for capital expenditures.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

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Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

15.	CONSOLIDATING SUMMARY FINANCIAL INFORMATION

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd., and Compania Minera Mantos de Oro. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee are limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The following tables contain consolidating summary financial information related to the guarantor subsidiaries. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

As at September 30, 2025 and December 31, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q3 2025	Q4 2024	Q3 2025	Q4 2024	Q3 2025	Q4 2024	Q3 2025	Q4 2024	Q3 2025	Q4 2024
Current assets	$1,613.0	$878.5	$3,677.2	$2,806.0	$4,099.2	$3,847.4	$(5,975.6)	$(5,405.2)	$3,413.8	$2,126.7
Non-current assets	8,014.1	8,792.3	5,656.7	5,667.5	27,260.1	31,105.3	(32,214.7)	(36,826.2)	8,716.2	8,738.9
Current liabilities	286.7	449.2	1,743.4	1,521.3	5,151.8	4,494.8	(5,975.6)	(5,405.2)	1,206.3	1,060.1
Non-current liabilities	1,383.5	2,360.0	1,033.7	1,140.5	1,486.1	3,460.5	(1,062.5)	(4,156.1)	2,840.8	2,804.9

For the nine months ended September 30, 2025 and September 30, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q3 2025	Q3 2024	Q3 2025	Q3 2024	Q3 2025	Q3 2024	Q3 2025	Q3 2024	Q3 2025	Q3 2024
Revenue	$3,654.6	$2,560.5	$3,200.8	$2,387.1	$1,340.5	$1,139.9	$(3,167.8)	$(2,354.5)	$5,028.1	$3,733.0
Net earnings (loss) attributable to common shareholders	1,483.6	673.2	1,036.5	327.6	3,983.9	1,942.4	(5,020.4)	(2,270.0)	1,483.6	673.2

(a)	Consolidation adjustments represent the necessary amounts to eliminate the intercompany balances between the Company, the guarantor subsidiaries and other subsidiaries to arrive at the information for the Company on a consolidated basis.

17